As filed with the Securities and Exchange Commission on April 13, 2006
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
RED LION HOTELS CORPORATION
(Exact name of registrant as specified in its charter)

WASHINGTON	91-1032187
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
201 W. North River Drive, Suite 100, Spokane, Washington 99201 (509) 459-6100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Arthur M. Coffey
President and Chief Executive Officer
201 W. North River Drive, Suite 100
Spokane, Washington 99201
(509) 459-6100
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

Frank C. Woodruff, Esq.	Peter T. Healy, Esq.
Erin Joyce Letey, Esq.	O’Melveny & Myers LLP
Riddell Williams P.S.	Embarcadero Center West
1001 Fourth Avenue Plaza, Suite 4500	275 Battery Street, Suite 2600
Seattle, Washington 98154	San Francisco, California 94111-3305
(206) 624-3600	(415) 984-8700
      Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement, as determined by market conditions.
      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.     ☐
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.     ☐
      If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.     ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price Per	Aggregate Offering	Amount of
Securities to be Registered	Registered(1)	Unit(2)	Price(2)	Registration Fee

Common Stock, par value $.01 per share	6,325,000	$12.45 per share	$78,746,250	$8,425.85

(1)	Includes the underwriters’ option to purchase an additional 825,000 shares.

(2)	Estimated solely for the purpose of computing the amount of the registration fee. The registration fee has been calculated in accordance with Rule 457(c) under the Securities Act of 1933 based on the average of the reported high and low prices of the Registrant’s common stock reported on the New York Stock Exchange on April 12, 2006, which was $12.45.

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

Subject to Completion dated April 13, 2006
PROSPECTUS
5,500,000 Shares
Common Stock
          We are offering 5,000,000 shares of common stock and the selling shareholders identified in this prospectus are offering 500,000 shares of common stock. We will not receive any proceeds from the sale of shares by the selling shareholders.
      Our common stock is traded on the New York Stock Exchange, or NYSE, under the symbol “RLH.” On April 12, 2006, the last reported sale price of our common stock on that exchange was $12.31 per share.

Investing in our common stock involves risks.
Please read “Risk Factors” beginning on page 16 of this prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Red Lion Hotels Corporation	$	$
Proceeds to the selling shareholders	$	$
      Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of the disclosures in this prospectus. Any representation to the contrary is a criminal offense.
      We have granted the underwriters a 30-day option to purchase up to an additional 825,000 shares of our common stock to cover over-allotments, if any, at the public offering price per share, less underwriting discounts and commissions.
      The underwriters expect to deliver the shares in San Francisco, California, on or about                     , 2006.

JMP Securities
The date of this prospectus is April      , 2006

      You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. Neither the delivery of this prospectus nor the sale of the common stock offered hereby means that information contained in this prospectus is correct after the date of this prospectus.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
      The rules of the Securities and Exchange Commission, or SEC, allow us to incorporate by reference information into this prospectus. This means that we can disclose important information to you by referring you to another document filed with the SEC. Any information referred to in this way is considered part of this prospectus from the date we file that document.
      We incorporate by reference into this prospectus the documents and information referred to under the heading “Incorporation of Certain Information by Reference” on page 65 of this prospectus, as well as certain additional documents that we may hereafter file.
      The documents incorporated by reference in this prospectus and, in particular, our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, contain important information about us.
      Any reports filed by us with the SEC after the date of this prospectus and before the date that the offering of the securities by means of this prospectus is terminated will automatically update and, where applicable, supersede any information contained, or incorporated by reference, in this prospectus.
      You should read “Incorporation of Certain Information by Reference” on page 65 of this prospectus for information about how to obtain the documents incorporated by reference.
      In this prospectus “we,” “us,” “our,” “ours” and “our company” refer to Red Lion Hotels Corporation and, as the context requires, its wholly and partially owned subsidiaries.

PROSPECTUS SUMMARY
      The following summary is qualified in its entirety by and should be read in conjunction with the more detailed information and consolidated financial statements and notes thereto included or incorporated by reference in this prospectus. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including the risk factors included in this prospectus, as well as our consolidated financial statements and related notes and other information incorporated by reference in this prospectus. Unless otherwise specified, the information in this prospectus assumes that the underwriters’ over-allotment option is not exercised and assumes a stock price of $12.31, which was the last reported sale price of our common stock on the NYSE on April 12, 2006. Unless otherwise specified, the information contained in this prospectus is as of December 31, 2005. Reference to “our hotels” and our “system-wide hotels” includes hotels that we lease, franchise and manage, and nothing in this prospectus shall imply that we own all such hotels.
Our Company
      We are a NYSE-listed hospitality and leisure company primarily engaged in the ownership, operation and franchising of midscale and upscale full service hotels under our proprietary Red Lion brand. As of December 31, 2005, our hotel system contained 64 hotels located in 11 states and one Canadian province, with 11,330 rooms and 550,929 square feet of meeting space. Of these 64 hotels, we (i) operated 35 hotels, 22 of which were owned and 13 of which were leased, (ii) franchised 27 hotels to various franchisees and (iii) managed two hotels owned by third parties.
Brand and Lodging Description
      The Red Lion brand was established more than thirty years ago and is associated with full service hotels offering high-quality lodging, extensive meeting facilities and superior food and beverage operations. We also deliver personalized service to our customers and offer contemporary and well-appointed guestrooms. Our focus on customer service and brand touch-points attracts a well-balanced customer base, including group, business and leisure travelers.
      The Red Lion brand is well recognized in the western United States and well regarded by our guests. Consumers consistently identify the Red Lion brand and the personalized service it represents when asked to indicate their full service lodging preferences. To position Red Lion for its next phase of growth, we are continuing to build upon this strong brand presence by making significant investments in our hotel product, revitalizing our brand image, and enhancing our services and standards.
Business Strategy
      In 2004 and 2005, we dedicated significant resources to several key brand initiatives. We launched an extensive hotel renovation plan, enhanced our technology infrastructure, introduced our revitalized brand image, changed our corporate name, and announced an aggressive five-year growth plan to double the number of markets in which Red Lion has a presence from 50 to 100.
      In 2006 and beyond, we intend to build on the momentum we have created and continue the implementation of our revitalization strategies. We are committed to completing our renovation plan, continuing our expansion program, and ensuring that Red Lion remains a preferred hotel brand for guests, owners and investors. We are also committed to optimizing our capital structure and improving our financial flexibility by reducing our leverage.

Growth Strategy
      We intend to deliver internal and external growth and drive shareholder value through the following key initiatives:

•	grow average daily rate, or ADR, and occupancy through our significant renovation program;

•	expand our network of hotels by establishing brand penetration in a “hub and spoke” pattern;

•	increase ADR and occupancy by leveraging new operational and infrastructure initiatives;

•	maximize the value of our owned hotel and real estate portfolio by capitalizing on market opportunities; and

•	increase flexibility by optimizing our capital structure.

Largest renovation program in company history
      We are currently in the final stages of the most significant capital investment program in our history in order to improve comfort, freshen décor and upgrade technology at 31 of our owned and leased hotels. In 2005 we invested approximately $19.6 million into our owned and leased hotels, and during 2006 we expect to spend an additional $32 million on capital improvements. The capital improvements are being funded primarily from cash on hand and the net proceeds received from divestiture of non-core assets. We believe the initial results of this program have been positive, as evidenced by the strong operating performance in the fourth quarter of 2005 for three of our hotels where renovations were substantially complete. Revenue per available room, or RevPAR, at these hotels during the fourth quarter of 2005 increased 14.5% in the aggregate as compared to the fourth quarter of 2004, driven by an increase of 9.4% in ADR, and a 2.7 percentage point increase in occupancy.
      At December 31, 2005, room renovations at an additional 18 owned and leased hotels were in progress. We expect to complete our room renovation program for all 31 owned and leased hotels by mid 2006 in time for our peak travel season. We believe these renovations will further increase our appeal to our guests and improve operating results at our renovated hotels.
      We have continued to operate the hotels during the renovation process, which has limited our ability to maximize occupancy and room rates at these properties. As a result, operating performance at hotels under renovation has been negatively impacted during the renovation process. However, as evidenced by RevPAR growth of 14.5% for the three renovated hotels in the fourth quarter of 2005, we believe that our capital investment will improve our operating results as measured by RevPAR and earnings before interest, taxes, depreciation and amortization, or EBITDA.

Establish brand penetration in a “hub and spoke” pattern
      Over the next five years we intend to significantly expand the number of hotels under the Red Lion brand. Initially, we plan to concentrate on growth in the western United States and Canada by pursuing a “hub and spoke” strategy, where we establish a strong presence in certain major metropolitan cities and expand into adjoining markets. Thereafter, we intend to progressively expand eastward, building on the momentum created by our established western base. By growing the name recognition of the Red Lion brand and correspondingly increasing our customer base, we believe we can increase RevPAR across our hotel system. We have set forth below our strategy for accomplishing our external growth initiatives.

Hotel acquisitions and equity investments. We intend to selectively make joint venture investments or acquire hotels located in major metropolitan cities. We believe that having equity interests in such hotels will allow us to exercise operational control of the hotels to maximize our brand image in highly visible markets. San Francisco, Los Angeles, Phoenix and Dallas are examples of “hub” markets we are targeting for expansion. We will evaluate investment opportunities based upon a number of factors, including price, strategic fit, potential profitability and geographic distribution.

Franchise the Red Lion brand. We plan to leverage our brand awareness in the western United States to expand our presence through franchising in primary and secondary markets. We believe that this strategy will allow us to continue to expand our geographic coverage without requiring significant capital investment, resulting in increased revenues and profitability. We believe our brand represents an attractive conversion opportunity for hotel owners in markets where competing hotel companies have saturated the market with their multiple brands. Our single focus on the Red Lion brand offers potential franchisees a brand identity and full service alternative with a distinctive product and an attractive fee structure.

To facilitate our franchising efforts, we recently named a Vice President of Brand Development to focus solely on expanding the Red Lion brand with high-quality, creditworthy franchisees. We believe we are well positioned to integrate new franchisees into our hotel system in view of the scalable operational infrastructure we have implemented in recent years.

Implementation of new operational and infrastructure initiatives
      To accomplish the goals of delivering consistently high-quality service to our guests and establishing a scalable foundation for future growth, we have implemented a number of key initiatives. During the past three years, we have (i) enhanced service standards, (ii) developed innovative marketing programs, (iii) implemented state of the art technology, and (iv) revitalized our brand image.

Enhanced service standards. We have implemented a new service standard and training program called “The Red Lion Way,” which is designed to provide Red Lion employees more tools to create a positive, memorable guest experience. We believe our enhanced service standards will appeal to our guests and increase brand loyalty, resulting in improved revenues.

Innovative marketing programs. The following are some of our marketing initiatives:

•	GuestAwards loyalty program. Our loyalty program allows guests to accumulate points that are redeemable for complimentary hotel stays, air miles, car rentals, merchandise, entertainment and other incentives, including stays at our redemption partner hotels. We believe the diverse and appealing redemption options available to our GuestAwards members builds guest loyalty.

•	Net4Guests. Our Net4Guests program provides all hotel guests in our owned and leased hotels access to free high-speed wireless internet. We believe a unique feature of our Net4Guests program is that GuestAwards loyalty program members can use our hotels as a “hot spot” at anytime, even if they are not staying at the hotel.

•	“Stay Comfortable” advertising campaign. Our advertising campaign is designed to increase awareness of the brand and our product upgrades.

•	“We Promise or We Pay”. Our “We Promise or We Pay” program encourages guests to reserve rooms on www.redlion.com through one of the most aggressive rate guarantee programs in the industry. Guests are guaranteed that they will not find a lower room rate than that offered on our branded website at any non-opaque third party website such as Expedia.com, Travelocity.com or Orbitz.com.

State of the art technology

•	Proprietary website. In September 2005, we launched www.redlion.com, a feature-filled and technologically advanced proprietary website that allows users to view our hotel portfolio; compare our room rates with those available at other websites; reserve rooms; obtain account information and redeem awards for our GuestAwards loyalty program; and utilize click-to-call technology to obtain information regarding our hotels and facilities. The initial results have been positive, and reservations booked on our website in the fourth quarter of 2005 were 32% higher than in the fourth quarter of 2004. We believe that the most cost-effective method for securing internet room reservations is through our website, because that eliminates the fees otherwise paid to third parties. Any resulting increase in the volume of reservations booked through our website would further improve our operating margins.

•	Central reservation system. We recently implemented a state-of-the-art central reservations platform that seamlessly interfaces with all electronic distribution channels. We believe this system increases our exposure to potential guests and expands our opportunity to capture incremental revenue from consumers who book travel electronically.

Revitalized brand image. In September 2005, we introduced a new logo and brand identity with a contemporary design to better reflect our upgraded hotel product and to position Red Lion as a preferred hotel brand for guests, owners and investors.

Maximize the value of our owned hotel and real estate portfolio
      We continuously review our owned hotel and real estate portfolio for opportunities to maximize profitability and effectively redeploy capital. In November 2004, we announced our plan to divest 11 of our non-strategic owned hotels, one of our commercial buildings and certain other non-core properties. As of March 31, 2006, we had completed the sale of eight of these hotels, the commercial building, and other identified assets, raising approximately $58.3 million of aggregate gross proceeds. We are using the proceeds to reduce debt and fund our renovation program.
      We also strive to maximize the value of our real estate portfolio through redevelopment. We believe opportunities may exist to redevelop certain of our properties which are located in resort areas and in urban markets that have recently experienced significant growth.

Increase flexibility and improve capital markets profile
      Our financial strategy is designed to support our business strategy. Our goal is to have a flexible capital structure that supports our growth initiatives. We intend to use a majority of the net proceeds to us from this offering to significantly reduce our leverage. Following the application of the net proceeds from this offering, we believe we will be well positioned to obtain an expanded line of credit, which we believe will increase our financial flexibility and facilitate our growth initiatives.
      We expect that this offering will attract a significant number of new shareholders to our company and considerably diversify our shareholder base. We believe that our improved capital markets profile will increase the financial services community’s familiarity with Red Lion, which will allow us to achieve greater financial flexibility in the future.
Summary of Risk Factors
      There are a number of material risks that could prevent us from successfully implementing the foregoing growth strategy initiatives or harm our results of operations and financial condition, including the following, among others:

•	certain conditions could decrease the demand for hotel rooms, such as adverse changes in the economic climate, natural disasters, actual or threatened terrorist attacks or international conflicts or increased competition in the industry;

•	we may be unsuccessful in obtaining new franchise or management arrangements, financing hotel acquisitions or profitably integrating new hotels into our operations, or our existing franchisees may terminate or fail to renew their relationship with us;

•	demand for our hotels may decrease or the value of our name, image or brand may diminish;

•	if revenues decline, the expenses of our owned hotels are likely to remain constant or increase resulting in a disproportionately higher decrease in our earnings;

•	due to the geographic concentration of the hotels in our system, our results of operations and financial condition are subject to fluctuations in regional economic conditions;

•	we may lose a member of our senior management team;

•	the cost of energy, insurance, healthcare coverage or other operating expenses may increase, or our performance may be adversely impacted by rising interest rates, higher taxes or increased government regulation;

•	we may be unsuccessful in obtaining the financing required to implement our growth strategies; and

•	there may be an increase in the use of third-party travel websites by our customers, which could result in increased costs to us.
      For details about the risks facing us, see “Risk Factors” beginning on page 16 of this prospectus.
Competitive Strengths

Experienced senior management team
      We have an experienced senior management team led by our President and Chief Executive Officer, Arthur M. Coffey, who has been with the company for 25 years. Our executive committee members have on average more than 20 years of hospitality industry experience. The balance of our senior management team has strengths in key areas, including hotel development, ownership and management; finance; e-commerce; franchising; sales and marketing; food and beverage management; entertainment and real estate. Their extensive and diverse expertise provides us with a broad perspective from which we can make strategic management and operational decisions.

Strong proprietary brand and long operating history
      The Red Lion brand, which we believe projects comfort, value and memorable experiences for our hotel guests, has been well known in the western United States for more than 30 years. As the owner and operator of many of our hotels, we have been able to control brand standards across the system. In addition, as the owner of the Red Lion brand, we have diversified our revenue base by franchising the brand to third-party hotel owners.

Strong value proposition
      Our Red Lion brand is associated with high-quality lodging, extensive meeting facilities and superior food and beverage operations. Our hotels provide exceptional and friendly service and accommodations at competitive prices within the markets we serve. We seek to ensure consistent quality across our hotel portfolio, offering valuable services such as dining, fitness centers, business services and other ancillary services. In addition, our guest room standards include products that are important to both leisure and business travelers, including free wireless high-speed internet service, comfortable work space and high-quality furnishings, including new pillow-top beds.
      We believe we are well positioned against other hotel owners and operators in the midscale and upscale full service segments of the lodging industry. In our “hub” markets, we believe our primary competitors include Crowne Plaza®, Doubletree®, Four Points®, Radisson®, Hilton® and Marriott®. In our secondary markets, we believe our competitors include Courtyard®, Holiday Inn® and Hilton Garden Inn®.

Attractiveness to franchisees
      We offer a strong support system to our franchisees by providing a full suite of franchise services, including (i) central reservations, (ii) revenue management, (iii) national and regional sales, (iv) marketing, (v) systems, operations and customer service training, (vi) corporate purchasing programs and (vii) quality evaluations. As such, our Red Lion brand is attractive to potential franchisees by offering a distinctive product valued by customers, backed by a full suite of support services. During 2005, approximately 36% of our system-wide total room revenues were delivered through our reservation channels and our national and regional sales. We believe that our reservation systems and sales and marketing initiatives are of great benefit to hotel owners who may not have the financial or operating resources to efficiently absorb the high fixed costs associated with the development of their own systems.

Strong emphasis on customer service
      We continually challenge ourselves to maintain and maximize customer service. As a result, in 2005 we created and implemented a new service standard and training program called “The Red Lion Way,” which is designed to provide Red Lion employees more tools to create a positive and memorable guest experience. Through this increased level of personal service, we believe we differentiate Red Lion from our competitors.

Well positioned to capitalize on industry-wide growth
      We believe we are well positioned to capitalize on the expected continued improvement in lodging industry supply and demand fundamentals, as discussed in “Lodging Industry Outlook” below. We believe our newly renovated hotel portfolio combined with our enhanced service standards will appeal to our guests and allow us to capture a significant portion of the increasing demand for lodging facilities in our markets. To date, we have been successful in attracting new guests and increasing room rates as evidenced by the consistent RevPAR growth we have experienced in each of our last eight consecutive quarters.
Recent Developments

Revised revolving credit facility
      On March 27, 2006, we entered into a revised credit agreement with Wells Fargo Bank, N.A. providing for a revolving credit facility with a total of $10 million in borrowing capacity for working capital purposes. This facility provides for a two-year $6 million line of credit secured by two hotels, and a one-year $4 million line of credit secured by personal property.

Non-core asset sales
      In 2005, we completed the sale of seven hotels and a commercial building. In the first quarter of 2006 we completed the sale of the Red Lion Hillsboro and the Executive Court portion of the WestCoast Ridpath Hotel. By March 31, 2006, closings under our property disposition plan yielded aggregate gross proceeds of approximately $58.3 million. We have utilized the net proceeds to pay off approximately $18.1 million in debt, and substantially fund our hotel renovation program. We continue to actively pursue disposition of the remaining three hotels originally identified for sale.

Exchange of partnership units for common stock
      We are the general partner and at March 31, 2006 held a 98.9% interest in Red Lion Hotels Limited Partnership, or the Partnership. The limited partners of the Partnership, who at March 31, 2006 currently hold 142,663 operating partnership units, or OP Units, have the right to put those OP Units to the Partnership, in which event either (a) the Partnership must redeem the units for cash, or (b) we, as general partner, may elect to acquire the OP units for cash or in exchange for a like number of shares of our common stock.
      In the first quarter of 2006, we elected to issue 143,498 shares of our common stock in exchange for a like number of OP Units that certain former limited partners put to the Partnership. We do not expect that the issuance of this common stock will materially affect our per share operating results.

Sale of real estate management business
      On April 11, 2006, we entered into an agreement to divest on a tax-free basis the real estate management portion of our real estate division to Thomas Barbieri, a former company executive and the brother of two members of our board of directors, and David Peterson, the longtime head of our real estate division. The transaction, which was approved by a majority of our independent directors, is expected to close by the end of April 2006. The new entity will continue to manage our office and retail real estate assets after the sale, including Lincoln Plaza in Spokane and the Kalispell Center in Montana. We believe this transaction will allow us to further focus our efforts on our core lodging operations.
Lodging Industry Outlook
      We believe the U.S. hotel industry and our hotel portfolio are in a recovery phase following a pronounced downturn. We believe improving industry fundamentals, with demand outpacing supply, will lead to improved operating performance at our hotels. The following is excerpted from PricewaterhouseCoopers “U.S. Lodging Industry Briefing — Presented to Corporate Travel World,” April 3, 2006:
      Rebound in lodging demand. Following the industry downturn, which began in 2001, lodging demand, measured by average daily rooms sold, increased by 0.3% in 2002, 1.4% in 2003, 4.2% in 2004 and 3.3% in 2005. It is projected that lodging demand will increase by 2.9% in 2006 and 2.8% in 2007.
      Limited new supply. New lodging supply increased by 1.6% in 2002, 1.1% in 2003, 0.6% in 2004 and 0.4% in 2005. It is projected that lodging supply will increase by 1.1% in 2006 and 2.0% in 2007.
      Improving operating performance. The current favorable supply and demand environment is expected to result in continued improvement of industry operating fundamentals. RevPAR for the industry decreased by 2.7% in 2002, but increased by 0.4% in 2003, 7.8% in 2004 and 8.4% in 2005. It is projected that RevPAR will increase by 7.7% in 2006 and 6.1% in 2007.
Business Segments
      As of December 31, 2005, we operated in the four reportable business segments set forth in the chart below. We focus primarily on the hotels and franchise and management segments because we believe our core strengths are in the areas of hotel operation, ownership and franchising. We also believe the strongest opportunity to increase our revenues will be through leveraging our lodging expertise and concentrating our efforts on our hospitality-related business segments.

	Percent of
	2005
Business Segment	Revenues	Segment Description

Hotels	89%	Revenue is derived primarily from guest room rentals and food and beverage operations at our owned and leased hotels.

Franchise and management	2%	Revenue is generated from franchise fees that are typically based on a percent of room revenues. Franchise fees are charged to hotel owners in exchange for the use of our brands and access to our central services programs.

		Revenue is also derived from management fees charged to the owners of our managed hotels. Management fees are typically based on a percentage of the hotel’s gross revenues, plus an incentive fee based on operating performance.

	Percent of
	2005
Business Segment	Revenues	Segment Description

Entertainment	6%	Ticketing services; promotion and presentation of entertainment productions.

Real estate	3%	Owning, leasing, managing and developing commercial retail, office and multi-residential properties.
      For additional segment information, please refer to “Business Segments” in the notes to our consolidated financial statements incorporated by reference in this prospectus.
Hotel Portfolio Summary — Owned, Leased, Managed and Franchised Hotels as of December 31, 2005

	Number	Number	Percentage	Meeting Space
	of Hotels	of Rooms	of Rooms	(Square Feet)

Owned	22	4,426	39.0%	241,472
Leased	13	2,183	19.3%	99,856
Managed	2	326	2.9%	37,800
Franchised	27	4,395	38.8%	171,801

Total	64	11,330	100.0%	550,929

Hotel Locations
Hotels on the following map represent the locations of our owned, leased, managed and franchised hotels, as of December 31, 2005. We have multiple hotels in certain cities identified below.

Geographic Distribution of Hotel System by Number of Rooms (as of December 31, 2005)
Company History
      Our predecessor entered the hotel development and management business in 1976. As its successor company, we were incorporated in the State of Washington on April 25, 1978. We grew our hotel business under the brand name “Cavanaughs” throughout the 1980s and 1990s.

Significant corporate events
      Initial public offering. In April 1998, we completed the initial public offering of our common stock as Cavanaughs Hospitality Corporation, and listed our common stock on the NYSE.
      Acquisition of WestCoast Hotels. We acquired WestCoast Hotels, Inc. on December 31, 1999, which added 27 hotels and more than 4,800 rooms in 20 cities to our system of hotels, enhanced our presence in a number of western markets, and launched our company into the franchise business.
      Acquisition of Red Lion Hotels, Inc. On December 31, 2001, we acquired Red Lion Hotels, Inc., which added 47 hotels and more than 7,400 rooms in 40 cities to our system of hotels and further enhanced our presence in a number of western markets.
      Rebranding of WestCoast Hotels to the Red Lion brand. During the first quarter of 2003, we rebranded 22 WestCoast Hotels to the Red Lion brand and launched a new central reservations system.
      Largest renovation program in our history. We are in the final stages of completing the most significant capital investment program in our company’s history, initially announced in November 2004, to improve comfort, freshen décor and upgrade technology at 31 of our owned and leased hotels.
      Name change to Red Lion Hotels Corporation. In September 2005, we changed our name to Red Lion Hotels Corporation to convey our focus on the Red Lion brand, and concurrently launched our new Red Lion brand image campaign, website and corporate logo.
Our Principal Office
      Our corporate headquarters are located at 201 W. North River Drive, Suite 100, Spokane, Washington 99201 and our telephone number is (509) 459-6100. We maintain an internet website at www.redlion.com. Information on our website is not incorporated into this prospectus, and you should not consider it part of this prospectus.

THE OFFERING

Common stock offered by us	5,000,000 shares

Common stock offered by selling shareholders	500,000 shares

Total common stock to be outstanding after this offering(1)	18,299,022 shares

Use of proceeds	We intend to use approximately $16.9 million of the net proceeds to us from this offering to fund the mandatory redemption of $16.1 million of the outstanding 9.5% trust preferred securities of Red Lion Hotels Capital Trust at a required 5% premium over par.

We intend to use substantially all of the remaining net proceeds to us to reduce existing secured debt and pay associated defeasance costs.

We intend to use any remaining net proceeds to us for general corporate purposes.

Net proceeds	The estimated net proceeds of this offering to us will be approximately $57.7 million (after deducting estimated underwriting discounts and commissions and the offering expenses payable by us) based on an assumed offering price of $12.31 per share, the last reported sale price of our common stock on the NYSE on April 12, 2006. We will not receive any proceeds from the sale of common stock by the selling shareholders.

NYSE Symbol	RLH

Risk Factors	See “Risk Factors” beginning on page 16 and the other information included or incorporated by reference in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

(1)	The number of shares of common stock to be offered assumes that the underwriters’ over-allotment option is not exercised. The number of shares of our common stock that will be outstanding after this offering is based on 13,299,022 shares outstanding as of March 31, 2006 and excludes:

•	1,206,489 shares of common stock issuable upon the exercise of outstanding stock options with a weighted average exercise price of $6.64 per share;

•	11,121 shares of restricted common stock held by one of our executive officers;

•	1,081,865 shares of common stock available for issuance pursuant to awards that may be granted in the future under our equity incentive plans for officers, directors, employees and consultants; and

•	142,663 shares of common stock that may be issued in exchange for a like number of OP Units, if the holders of such OP units elect to have them redeemed by the Partnership.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATIONS DATA
      The following table sets forth our summary consolidated financial and operations data. The summary consolidated operations data for each of the five years ended December 31, 2005, and the balance sheet data as of December 31, 2005, 2004, 2003, 2002 and 2001, are derived from our audited consolidated financial statements and related notes. Results for past periods are not necessarily indicative of results that may be expected for future periods. The summary consolidated financial and operations data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere and incorporated by reference in this prospectus and our consolidated financial statements and related notes incorporated by reference into this prospectus.

	Year Ended December 31,

	2005	2004	2003	2002	2001

	(In thousands, except per share data)
Consolidated operations data:(1)
Revenue	$165,048	$163,143	$157,528	$166,246	$95,828
Operating expenses(2)	153,437	151,895	146,568	146,251	78,898

Operating income	$11,611	$11,248	$10,960	$19,995	$16,930

Net income (loss) from continuing operations	$(1,144)	$(890)	$1,560	$7,083	$6,372
Income (loss) from discontinued operations	5,639	(5,395)	(341)	924	1,207

Net income (loss)	$4,495	$(6,285)	$1,219	$8,007	$7,579

Income (loss) applicable to common shareholders(3)	$4,495	$(6,662)	$(1,321)	$5,430	$7,579

Earnings (loss) per common share — basic:
Continuing operations	$(0.09)	$(0.10)	$(0.07)	$0.35	$0.50
Discontinued operations	0.43	(0.41)	(0.03)	0.07	0.09

	$0.34	$(0.51)	$(0.10)	$0.42	$0.59

Earnings (loss) per common share — diluted:
Continuing operations	$(0.09)	$(0.10)	$(0.07)	$0.34	$0.50
Discontinued operations	0.43	(0.41)	(0.03)	0.07	0.09

	$0.34	$(0.51)	$(0.10)	$0.41	$0.59

Weighted average shares outstanding — basic	13,105	13,049	12,999	12,975	12,953
Weighted average shares outstanding — diluted	13,105	13,049	12,999	13,285	13,239
EBITDA(4)(5)	$33,945	$18,268	$25,269	$33,610	$35,352
EBITDA from continuing operations(4)	$23,939	$22,602	$21,628	$29,212	$30,048

	December 31,

	2005	2004	2003	2002	2001

	(In thousands, except per share data)
Consolidated balance sheet data:
Working capital(6)	$22,693	$2,147	$729	$(9,094)	$(6,373)
Assets of discontinued operations	$20,217	$61,757	$63,349	$64,049	$65,302
Property and equipment, net	$235,444	$223,132	$204,199	$193,451	$209,157
Total assets	$355,596	$364,612	$353,225	$356,710	$359,649
Liabilities of discontinued operations	$3,089	$22,879	$23,580	$17,548	$18,419
Total long-term debt and capital lease obligations	$130,364	$133,211	$128,687	$89,788	$100,304
Debentures due Red Lion Hotels Capital Trust	$47,423	$47,423	$—	$—	$—
Total liabilities	$234,349	$248,225	$201,036	$202,594	$210,834
Preferred stock and related additional paid-in capital	$—	$—	$29,412	$30,131	$30,377
Total stockholders’ equity	$121,247	$116,387	$152,189	$154,116	$148,815

(1)	The consolidated balance sheet data reflect the acquisition of Red Lion Hotels, Inc. as of December 31, 2001. The results of operations for that entity are included in the consolidated operations data beginning the day of the acquisition going forward. The comparability of the data is also affected by a change in accounting for goodwill amortization beginning with the year ended December 31, 2002. The activities and balance sheet of discontinued operations have been reflected on a comparable basis for all years presented.

(2)	Operating expenses include all direct segment expenses, depreciation and amortization, gain or loss on asset dispositions, hotel facility and land lease, undistributed corporate expenses, and conversion expenses, if any.

(3)	Net income or loss applicable to common shareholders represents net income less earned dividends on preferred stock, if applicable for the period presented.

(4)	EBITDA represents earnings before interest, taxes, depreciation and amortization. EBITDA is not intended to represent net income as defined by generally accepted accounting principles in the United States and such information should not be considered as an alternative to net income, cash flows from operations or any other measure of performance prescribed by generally accepted accounting principles in the United States.

(5)	In 2005 the balance includes a gain on the sale of seven hotels and an office building of $10.2 million and a non-cash impairment charge of $4.5 million on four hotels. In 2004 the balance includes a non-cash impairment charge of $8.9 million on four hotels.

(6)	Represents current assets less current liabilities, excluding assets and liabilities of discontinued operations and assets held for sale.

      The following is a reconciliation of our EBITDA to net income (loss) as presented in our consolidated statements of operations for the periods presented:

	Year Ended December 31,

	2005	2004	2003	2002	2001

	(In thousands)
EBITDA from continuing operations	$23,939	$22,602	$21,628	$29,212	$30,048
Income tax benefit (expense) — continuing operations	996	876	(51)	(3,860)	(3,788)
Interest expense — continuing operations	(14,352)	(13,828)	(9,679)	(9,389)	(10,667)
Depreciation and amortization — continuing operations	(11,727)	(10,540)	(10,338)	(8,880)	(9,221)

Net income (loss) from continuing operations	(1,144)	(890)	1,560	7,083	6,372
Income (loss) on discontinued operations	5,639	(5,395)	(341)	924	1,207

Net income (loss)	$4,495	$(6,285)	$1,219	$8,007	$7,579

EBITDA(1)(2)	$33,945	$18,268	$25,269	$33,610	$35,352
Income tax benefit (expense)	(2,082)	3,781	132	(4,369)	(4,503)
Interest expense	(15,519)	(15,507)	(11,150)	(10,717)	(12,092)
Depreciation and amortization	(11,849)	(12,827)	(13,032)	(10,517)	(10,323)
Amortization of goodwill	—	—	—	—	(855)

Net income (loss)	$4,495	$(6,285)	$1,219	$8,007	$7,579

(1)	In 2005 the balance includes a gain on the sale of seven hotels and an office building of $10.2 million and a non-cash impairment charge of $4.5 million on four hotels. In 2004 the balance includes a non-cash impairment charge of $8.9 million on four hotels.

(2)	The reconciling items from EBITDA to net income (loss) include the income taxes, interest expense, depreciation and amortization of discontinued operations and therefore cannot be readily derived from the disclosure presented on our consolidated statements of operations. Please refer to Note 3 to our consolidated financial statements incorporated by reference in this prospectus for disclosure of the corresponding line items included in calculating the net income (loss) on discontinued operations.

Comparable Hotel Statistics:(1)

	Year Ended December 31,

	2005			2004			2003

	Average			Average			Average
	Occupancy (2)	ADR	RevPAR	Occupancy (2)	ADR	RevPAR	Occupancy (2)	ADR	RevPAR

Owned and leased hotels:
Continuing operations	61.8%	$73.76	$45.61	60.4%	$71.31	$43.06	57.5%	$70.94	$40.82
Discontinued operations	44.6%	$63.87	$28.48	43.0%	$61.46	$26.45	46.7%	$57.46	$26.81

Combined owned and leased hotels	59.7%	$72.84	$43.48	58.2%	$70.40	$40.99	55.1%	$68.35	$37.65

System-wide(3)	60.1%	$73.93	$44.45	58.8%	$71.52	$42.08	55.2%	$70.59	$38.94

Red Lion hotels(4)	60.5%	$72.41	$43.80	59.3%	$70.19	$41.60	56.0%	$69.54	$38.92

(1)	Includes all hotels owned, leased, managed and franchised by us for each of the periods presented.

(2)	The total available rooms used to calculate average occupancy includes rooms taken out of service for renovation.

(3)	Includes hotels classified as discontinued operations.

(4)	Includes all hotels owned, leased, managed and franchised by us for greater than one year operated under the Red Lion brand name. Includes hotels classified as discontinued operations.
Hospitality Industry Performance Measures and Definitions
      We believe that the following performance measures, which are widely used in the hospitality industry and appear throughout this prospectus, are important to our discussion of operating performance:

Total available rooms represents the number of rooms available multiplied by the number of days in the reported period. We use total available rooms as a measure of capacity in our system of hotels. We do not adjust total available rooms for rooms temporarily out of service for remodel or other short-term periods.

Average occupancy represents total paid rooms occupied divided by total available rooms. We use average occupancy as a measure of the utilization of capacity in our system of hotels.

Revenue per available room, or RevPAR, represents total room and related revenues divided by total available rooms. We use RevPAR as a measure of performance yield in our system of hotels.

Average daily rate, or ADR, represents total room revenues divided by the total number of paid rooms occupied by hotel guests. We use ADR as a measure of room pricing in our system of hotels.

Comparable hotels are hotels that have been owned, leased, managed or franchised by us for each of the periods presented.
      Throughout this prospectus, unless otherwise stated, RevPAR, ADR and average occupancy statistics are calculated using statistics for comparable hotels. When presented in this prospectus, the above performance measures will be identified as belonging to a particular market segment, system-wide, or for continuing operations versus discontinued operations or total combined operations.
      Unless otherwise indicated, industry statistics are from Smith Travel Research, an independent statistical research service that specializes in the lodging industry. Some of the terms used in this prospectus, such as full service, upscale and midscale are consistent with Smith Travel Research terms. We are a full service brand. Smith Travel Research categorizes hotels into seven chain scales. Our hotels are classified by Smith Travel Research in the upscale and midscale with food and beverage chain scales.

RISK FACTORS
      An investment in our common stock presents risks. You should carefully consider the following discussion of risks, and the other information included or incorporated by reference in this prospectus, including our consolidated financial statements and notes thereto, before you decide to buy our common stock. The risks described below are not the only ones facing us. Additional risks that are presently unknown to us or that we currently deem immaterial may also impair our business. If any of the following risks actually occur, our business, financial condition or results of operations could suffer. In that case, the market price of our common stock could decline, and you may lose all or part of your investment.
Risks relating to our business

Our operating results are subject to conditions affecting the lodging industry.
      Our revenues and our operating results are subject to conditions affecting the lodging industry. These include:

•	changes in the national, regional or local economic climate;

•	actual and threatened terrorist attacks and international conflicts and their impact on travel;

•	local conditions such as an oversupply of, or a reduction in demand for, hotel rooms;

•	the attractiveness of the hotels in our system to consumers and competition from other hotels;

•	the quality, philosophy and performance of the managers of the hotels in our system;

•	increases in operating costs due to inflation and other factors such as increases in the price of energy, healthcare or insurance;

•	travelers’ fears of exposure to contagious diseases or pest infestation, either perceived or real;

•	changes in travel patterns, extreme weather conditions and cancellation of or changes in events scheduled to occur in our markets; and

•	the need to periodically repair and renovate the hotels in our system.
      Changes in any of these conditions could adversely impact hotel room demand and pricing, result in reduced occupancy, ADR and RevPAR, or otherwise adversely affect our results of operations and financial condition. We have a limited ability to pass through increased operating costs in the form of higher room rates, so such increased costs could result in lower operating margins.

Our success depends on the value of our name, image and brand; if demand for our hotels decreases or the value of our name, image or brand diminishes, our business and operations would be harmed.
      Our success depends, to a large extent, on our ability to shape and stimulate consumer tastes and demands by producing and maintaining innovative, attractive and exciting properties and services, as well as our ability to remain competitive in the areas of design and quality. If we are unable to anticipate and react to changing consumer tastes and demands in a timely manner, our results of operations and financial condition could be harmed.
      Furthermore, we believe a high media profile is an integral part of our ability to shape and stimulate demand for our hotels with our target customers. One aspect of our marketing strategy is to focus on attracting media coverage. If we fail to attract that media coverage, we may need to substantially increase our advertising and marketing costs, which would harm our results of operations. In addition, other types of marketing tools, such as traditional advertising and marketing, may not be successful in attracting our target customers.
      Our business would be harmed if our public image or reputation were to be diminished by the operations of any of the hotels in our system. Our brand names and trademarks are integral to our marketing efforts. If the value of our name, image or brands were diminished, our business and operations would be harmed.

Any failure to protect our trademarks could have a negative impact on the value of our brand names.
      We believe our trademarks are critical to our success. We rely on trademark laws to protect our proprietary rights. The success of our business depends in part upon our continued ability to use our trademarks to increase brand awareness and further develop our brand. Monitoring the unauthorized use of our intellectual property is difficult. The unauthorized reproduction of our trademarks could diminish the value of our brand and its market acceptance, competitive advantages or goodwill, which could harm our business.

If we are unable to compete successfully, our business may be harmed.
      The lodging industry is highly competitive. Competition in the industry is primarily based on service quality, range of services, brand name recognition, convenience of location, room rates, guest amenities and quality of accommodations. We compete with other national limited and full service hotel companies as well as various regional and local hotels. Many of our competitors have a larger network of hotel locations and greater financial resources than we do. Additionally, new and existing competitors may offer significantly lower rates, greater convenience, services or amenities or superior facilities, which could attract customers away from our hotels, resulting in a decrease in occupancy, ADR and RevPAR for our hotels. Changes in demographics and other changes in our markets may also adversely impact the convenience or desirability of our hotel locations, thereby reducing occupancy, ADR and RevPAR at our hotels and otherwise adversely impacting our results of operations and financial condition.

Due to the geographic concentration of the hotels in our system, our results of operations and financial condition are subject to fluctuations in regional economic conditions.
      Of the 64 hotels in our system at December 31, 2005, 49 are located in Oregon, Washington, Idaho or Montana. Therefore, our results of operations and financial condition may be significantly affected by the economy of the Pacific Northwest, which is dependent in large part on a limited number of major industries, including agriculture, tourism, technology, timber and aerospace. These industries may be affected by:

•	changes in governmental regulations and economic conditions;

•	the relative strength of national and local economies; and

•	the rate of national and local unemployment.
      In addition, companies in these industries may decide to relocate all or part of their businesses outside the Pacific Northwest. Any of these factors could materially affect the local economies in which these industries operate and where we have a presence. Other adverse events affecting the Pacific Northwest, such as economic recessions or natural disasters, could cause a loss of revenues for our hotels in this region, which may be greater as a result of our concentration of assets in these areas. In addition, we operate or market multiple hotels within several markets. A downturn in general economic or other relevant conditions in these specific markets or in any other market in which we operate could lead to a decline in demand in these markets and cause a loss of revenues from these hotels.

Our expenses may remain constant or increase even if revenues decline.
      The expenses of owning property are not necessarily reduced when circumstances such as market factors and competition cause a reduction in income from a hotel. Accordingly, a decrease in our revenues could result in a disproportionately higher decrease in our earnings because our expenses are unlikely to decrease proportionately. In such instances, our financial condition and ability to service debt could be harmed by:

•	interest rate levels;

•	the availability of financing;

•	the cost of compliance with government regulations, including zoning and tax laws; and

•	changes in government regulations, including those governing usage, zoning and taxes.

The illiquidity of real estate investments and the lack of alternative uses of hotel properties could significantly limit our ability to respond to adverse changes in the performance of our hotels and harm our financial condition.
      Real estate investments are relatively illiquid and, therefore, our ability to promptly sell one or more of our hotels in response to changing economic, financial or investment conditions is limited. The real estate market, including the market for our hotels, is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. If we decide to sell one or more of our hotels, we may be unable to do so and, even if we are able to sell the hotels, it may take us a long time to find willing purchasers and the sales may be on unfavorable terms. We also may be required to expend funds to correct defects or to make improvements before a hotel can be sold. If we do not have funds available for such purposes, our ability to sell the hotel could be restricted or the price at which we can sell the hotel may be less than if these improvements were made.
      In addition, it may be difficult or impossible to convert hotels to alternative uses if they become unprofitable due to competition, age of improvements, decreased demand or other factors. The conversion of a hotel to an alternative use would also generally require substantial capital expenditures.
      This inability to respond promptly to changes in the performance of our hotels could adversely affect our financial condition and results of operations as well as our ability to service debt, including our debentures. In addition, sales of appreciated real property could generate material adverse tax consequences, which may make it disadvantageous for us to sell certain of our hotels.

If we are unable to effectively integrate new hotels into our operations, our results of operations and financial condition may suffer.
      We intend to grow our hotel operations partly by acquiring whole or partial interests in hotels. However, we cannot assure you that:

•	we will be able to successfully integrate these new hotels or new hotel products into our operations;

•	these new hotels or new hotel products will achieve revenue and profitability levels comparable to our existing hotels; or

•	to the extent integration occurs, our business will be profitable.
      Based on our experience, newly acquired, developed or converted hotels typically begin with lower occupancy and room rates, thereby resulting in lower revenue. Our expansion within our existing markets could adversely affect the financial performance of our existing hotels in those markets and, as a result, negatively impact our overall results of operations. Expansion into new markets may also present operating and marketing challenges that are different from those we currently encounter in our existing markets. Our inability to anticipate all of the changing demands that expanding operations will impose on our management and management information and reservation systems, or our failure to quickly adapt our systems and procedures to the new markets could result in lost revenue and increased expenses and otherwise harm our results of operations and financial condition.

If our franchisees terminate or fail to renew their relationship with our company, our franchise revenue will decline.
      As of December 31, 2005, there were 27 hotels in our system that were owned by others and operated under franchise agreements with us. At December 31, 2005, four of those hotels were subject to temporary arrangements that were entered into as part of the sale of the property by us to a third-party and that expire in early 2006. For the other 23 hotels, the franchise agreements generally specify a fixed term and contain various early termination provisions, such as the right to terminate upon notice by paying us a termination fee, or the right to terminate if we fail to contribute a negotiated level of revenue to the franchisee through our reservation systems. We cannot assure you that these agreements will be renewed, or that they will not be terminated prior to the end of their respective terms for any reason, including a default under these agreements. If these franchise agreements are not renewed, or are terminated prior to the expiration of their respective terms, the resulting decrease in revenue and loss of market penetration could harm our results of operations and financial condition.

We may be unsuccessful in identifying and completing acquisition opportunities, which could limit our ability to implement our long-term growth strategy and result in significant expenses.
      We intend to pursue a full range of growth opportunities, including identifying hotels for acquisition, joint venture, development, management, rebranding and franchising. We compete for growth opportunities with national and regional hospitality companies, some of which have greater name recognition, marketing support, reservation system capacity and financial resources than we do. Our ability to make acquisitions is dependent upon, among other things, our relationships with owners of existing hotels and certain major hotel investors, financing acquisitions and renovations, and successfully integrating new hotels into our operations. We may be unable to find suitable hotels for acquisition, development, management, rebranding or franchising on acceptable terms, or at all. Competition with other hotel companies may increase the cost of acquiring hotels. Even if suitable hotels are identified for acquisition, we may not be able to find lenders or capital partners willing to finance the acquisition of the hotels on acceptable terms or we may incur pursuit costs which are not recoverable. Further, we may not have adequate cash from operations to pursue such growth opportunities. Our failure to compete successfully for acquisitions, to obtain suitable financing for acquisitions we have identified or to attract and maintain relationships with hotel owners and major hotel investors could harm our ability to expand our system of hotels. An inability to implement our growth strategy could limit our ability to grow our revenue base and otherwise harm our results of operations.

Hotel acquisitions could fail to perform in accordance with our expectations, and our hotel development, redevelopment and renovation projects might be more costly than we anticipate.
      We intend to acquire additional hotels and we may acquire other operations in the future. We also intend to continue the redevelopment and re-branding of other acquired hotels into Red Lion hotels. Many of our hotels will have an ongoing need for renovations and other capital improvements, some of which will be mandated by applicable laws or regulations or agreements with third parties. In addition, we may develop new hotels in the future, depending on market conditions. Hotel redevelopment, renovation and new project development are subject to a number of risks, including:

•	construction delays or cost overruns;

•	possible shortage of cash to fund capital improvements and the related possibility that financing for these capital improvements may not be available to us on affordable terms;

•	potential environmental problems;

•	uncertainties as to market demand or a loss of market demand after capital improvements have begun;

•	disruption in service and room availability causing reduced demand, occupancy and rates;

•	risks that the hotels will not achieve anticipated performance levels; and

•	new project commencement risks such as receipt of zoning, occupancy and other required governmental permits and authorizations.
      As a result of these risks, we could incur substantial costs for projects that are never completed. Further, financing for these projects may not be available or, even if available, may not be on terms acceptable to us. Any unanticipated delays or expenses incurred in connection with the acquisition, development, redevelopment or renovation of our hotels could impact our expected revenues, negatively affect our reputation among hotel customers, owners and franchisees, and otherwise harm our results of operations and financial condition.

Risks associated with real estate ownership may adversely affect revenue or increase expenses.
      As of December 31, 2005, our hotel system included 64 hotels located in 11 states and one Canadian province, with 11,330 rooms and 550,929 square feet of meeting space. Of these 64 hotels, we (i) operated 35 hotels, 22 of which were owned and 13 of which were leased, (ii) franchised 27 hotels to various franchisees and (iii) managed two hotels owned by third parties. We also own commercial and other properties. Accordingly, we are subject to varying degrees of risk that generally arise from the ownership of real property. Revenue from our hotels and other real estate may be harmed by factors beyond our control, including the following:

•	changes in national, regional and local economic conditions;

•	changes in local real estate market conditions;

•	increases in interest rates, and other changes in the availability, cost and terms of financing and capital leases;

•	increases in property and other taxes;

•	the impact of present or future environmental legislation and adverse changes in zoning laws and other regulations; and

•	compliance with environmental laws.
      An increase in interest rates or property and other taxes could increase expenses and adversely affect our cash flow. Adverse conditions such as those discussed above could cause the terms of our borrowings to become unfavorable to us. In such circumstances, if we were in need of capital to repay indebtedness in accordance with its terms or otherwise, we could be required to sell one or more hotels at times that might not permit realization of the maximum return on our investments. Unfavorable changes in one or more of these conditions could also result in unanticipated expenses and higher operating costs, thereby reducing operating margins and otherwise harming our results of operations and financial condition.

Our current or future joint venture arrangements may not reflect solely our best interests and may subject these investments to increased risks.
      We hold a 50% interest in the Kalispell Center and Mall as part of a joint venture with an unrelated third party, and we may in the future acquire interests in other properties through joint venture arrangements with other entities. Some of these acquisitions may be financed in whole or in part by loans under which we are jointly and severally liable for the entire loan amount along with the other joint venture partners. The terms of these joint venture arrangements may be more favorable to the other party or parties than to us. In addition, investing in a property through a joint venture arrangement may subject that investment to risks not present with a wholly owned property, including, among others, the following:

•	the other owner(s) of the investment might become bankrupt;

•	the other owner(s) may have economic or business interests or goals that are inconsistent with ours;

•	the other owner(s) may be unable to make required payments on loans under which we are jointly and severally liable;

•	the other owner(s) may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives, such as selling the property at a time when to do so would have adverse consequences to us;

•	actions by the other owner(s) might subject the property to liabilities in excess of those otherwise contemplated by us; and

•	it may be difficult for us to sell our interest in the property at the time we deem a sale to be in our best interests.

The results of some of our individual hotels are significantly impacted by group contract business and other large customers, and the loss of such customers for any reason could harm our operating results.
      Group contract business and other large customers, or large events, can significantly impact the results of operations of our hotels. These contracts and customers vary from hotel to hotel and change from time to time. Such contracts are typically for a limited period of time after which they may be eligible for competitive bidding. The impact and timing of large events are not always predictable and are often episodic in nature. The operating results for our hotels can fluctuate as a result of these factors, possibly in adverse ways, and these fluctuations can harm our overall operating results.

Our properties are subject to risks relating to acts of God, terrorist activity, war and other hazards, and any such event could harm our operating results.
      Our financial and operating performance may be adversely affected by acts of God, such as natural disasters, particularly in locations where we own and/or operate significant properties. Some types of losses, such as those from earthquake, hurricane, terrorism and environmental hazards, may be either uninsurable or too expensive to justify insuring against. In the event an uninsured loss or a loss in excess of insured limits occurs, we could lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenue from the property. In that event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. Similarly, war (including the potential for war) and terrorist activity (including threats of terrorist activity), epidemics (such as SARS and bird flu), travel-related accidents, as well as geopolitical uncertainty and international conflict, which impact domestic and international travel, have caused in the past, and may cause in the future, our results to differ in adverse ways. Terrorism incidents such as the events of September 11, 2001 and wars such as the Iraq war in 2003 significantly reduce international travel and consequently global demand for hotel rooms. In addition, inadequate preparedness, contingency planning or recovery capability in relation to a major incident or crisis may prevent operational continuity and consequently harm the value of the brand or the reputation of our business.

If we fail to comply with privacy regulations, we could be subject to fines or other restrictions on our business.
      We collect and maintain information relating to our guests for various business purposes, including maintaining guest preferences to enhance our customer service and for marketing and promotion purposes and credit card information. The collection and use of personal data are governed by privacy laws and regulations enacted in the U.S. and by various contracts we operate under from time to time. Privacy regulation is an evolving area in which different jurisdictions may subject us to inconsistent compliance requirements. Compliance with applicable privacy regulations may increase our operating costs and/or harm our ability to service our guests and market our products, properties and services to our guests. In addition, non-compliance with applicable privacy regulations by us (or in some circumstances non-compliance by third parties engaged by us) could result in fines or restrictions on our use or transfer of data.

We may have disputes with the owners of the hotels that we manage or franchise.
      Consistent with our focus on management and franchising, we do not own all the properties in our system of hotels. The nature of our rights under our management and franchise agreements to manage hotels and/or enforce brand standards may, in some instances, be subject to interpretation and may give rise to disagreements. We seek to resolve disagreements in order to develop and maintain positive relations with current and potential franchisees and joint venture partners; however, we have not always been able to do so. Our failure to resolve such disagreements may result in litigation, arbitration or other dispute resolution proceedings.

Our hotels may be faced with labor disputes that could harm the operation of our hotels.
      We rely heavily on our employees to provide high-quality personal service at our hotels, and any labor dispute or stoppage could harm our ability to provide those services, which could reduce occupancy and room revenue, tarnish our reputation and harm our results of operations.

We are subject to governmental regulations affecting the lodging industry; the costs of complying with governmental regulations, or our failure to comply with such regulations, could harm our financial condition and results of operations.
      We are subject to numerous federal, state and local government regulations affecting the lodging industry, including building and zoning requirements. Increased government regulation could require us to make unplanned expenditures and result in higher operating costs. Further, we are subject to laws governing our relationship with employees, including minimum wage requirements, overtime, working conditions and work permit requirements. An increase in the minimum wage rate, employee benefit costs or other costs associated with employees could increase expenses and result in lower operating margins. Under the Americans with Disabilities Act of 1990, or the ADA, all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. We may be required to remove access barriers or make unplanned, substantial modifications to our hotels to comply with the ADA or to comply with other changes in governmental rules and regulations, which could reduce the number of total available rooms, increase operating costs and have a negative impact on revenues and earnings. Any failure to comply with ADA requirements or other governmental regulations could result in the U.S. government imposing fines or in private litigants winning damage awards against us.

Our business is seasonal in nature, and we are likely to experience fluctuations in our results of operations and financial condition.
      Our business is seasonal in nature, with the months from May through October generally accounting for a greater portion of our annual revenues than the months from November through April. Therefore, our results for any quarter may not be indicative of the results that may be achieved for the full fiscal year. The seasonal nature of our business increases our vulnerability to risks such as labor force shortages and cash flow problems. Further, if an adverse event such as an actual or threatened terrorist attack, international conflict, regional economic downturn or poor weather conditions should occur during the months of May through October, the adverse impact to our revenues could likely be greater as a result of our seasonal business.

Failure to retain senior management could harm our business.
      We place substantial reliance on the lodging industry experience and the institutional knowledge of members of our senior management team. Mr. Coffey, Mr. Narayan and Mr. Taffin are particularly important to our future success due to their substantial experience in the lodging industry, and with the Red Lion brand and our company. The loss of the services of one or more of these members of our senior management team could hinder our ability to effectively manage our business and implement our growth strategies. Finding suitable replacements for Mr. Coffey, Mr. Narayan or Mr. Taffin could be difficult, and competition for such personnel of similar experience is intense. We do not carry key person insurance on any of our senior management team.

If we are unable to locate lessees for our office and retail space our revenues and cash flow may be adversely affected.
      We own and lease to others over 375,000 square feet of office and retail space in Spokane, Washington and Kalispell, Montana. We are subject to the risk that leases for this space might not be renewed upon their expiration, the space may not be relet or the terms of renewal or reletting such space (including the cost of required renovations) might be less favorable to us than current lease terms. Vacancies could result due to the termination of a lease, the tenant’s financial failure or a breach of the tenant’s obligations. We may be unable to locate tenants for rental spaces vacated in the future or we may be limited to renting space on terms unfavorable to us. Delays or difficulties in attracting tenants and costs incurred in preparing for tenant occupancy could reduce cash flow, decrease the value of a property and jeopardize our ability to pay our expenses.

We are subject to risks associated with managing and leasing commercial properties owned by third parties.
      Until the sale of our real estate management company closes, or in the event the sale does not close, we will continue to manage and lease properties owned by third parties. Risks associated with these activities include the following:

•	the contracts (which may be cancelable upon relatively short notice or upon major events, including sale of the property) may be terminated by the property owner or expire in connection with a sale of such property;

•	the contracts might not be renewed upon expiration or might not be renewed on terms as favorable as current terms; and

•	rental revenues upon which management and leasing fees are based may decline as a result of general real estate market conditions or specific market factors affecting properties managed or leased by us, resulting in decreased management or leasing fee income.

The performance of our entertainment division is particularly subject to fluctuations in economic conditions.
      Our entertainment division, which comprised 6% of our total revenues from continuing operations in 2005, engages in event ticketing and the presentation and promotion of various entertainment productions. We have in the past attracted additional hotel guests by cross-selling to them tickets to entertainment events through our TicketsWest subsidiary. Our entertainment division is vulnerable to risks associated with changes in general regional and economic conditions, the potential for significant competition and a change in consumer trends, among other risks. In addition, we face the risk that Broadway shows and other entertainment productions will not tour the Pacific Northwest or that such productions will not choose us as a presenter or promoter.

We face risks relating to litigation.
      At any given time, we are subject to claims and actions incidental to the operation of our business. The outcome of these proceedings cannot be predicted. If a plaintiff is successful in a claim against us, we could be exposed to the risk of the payment of a material sum of money and we may not be insured for such a loss. If this were to occur, it could have an adverse effect on our financial condition.

We are subject to environmental risks that could be costly.
      Our operating costs may be affected by the obligation to pay for the cost of complying with existing environmental laws, ordinances and regulations, as well as the cost of compliance with future environmental legislation. Under current federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of contamination from hazardous or toxic substances, or the failure to remediate such contaminated property properly, may adversely affect the ability of the owner of the property to borrow using such property as collateral for a loan or to sell such property. Environmental laws also may impose restrictions on the manner in which a property may be used or transferred or in which businesses may be operated, and may impose remedial or compliance costs. The costs of defending against claims of liability or remediating contaminated property and the cost of complying with environmental laws could have an adverse effect on our results of operations and financial condition. We have not performed Phase II environmental assessments on two of our owned properties for which Phase II assessments were recommended, because we determined that any further investigation was not warranted for materiality reasons. We cannot assure you that these properties do not have any environmental risks associated with them. While we have not been notified by any governmental authority, and we have no other knowledge of any material noncompliance, liability or claim relating to hazardous or toxic substances or other environmental substances in connection with any of our properties, we have not performed Phase I environmental assessments on all of our leased properties. We cannot assure you that we will not discover problems that currently exist, but of which we have no current knowledge that future laws, ordinances or regulations will not impose any material environmental liability, or that the current environmental condition of our existing and future properties will not be affected by the condition of neighboring properties (such as the presence of leaking underground storage tanks) or by third parties (whether neighbors such as dry cleaners or others) unrelated to us.

We have incurred debt financing and may incur increased indebtedness in connection with future acquisitions.
      A substantial portion of our outstanding indebtedness is secured by individual properties. Neither our articles of incorporation nor our bylaws limit the amount of indebtedness that we may incur. Subject to limitations in our debt instruments, we may incur additional debt in the future to finance acquisitions and renovations and for general corporate purposes. Accordingly, we could become highly leveraged, resulting in an increase in debt service that could adversely affect our operating cash flow. Our continuing indebtedness could increase our vulnerability to general economic and lodging industry conditions (including increases in interest rates) and could impair our ability to obtain additional financing in the future and to take advantage of significant business opportunities that may arise. Our indebtedness is, and will likely continue to be, secured by mortgages on our owned hotels. We cannot assure you that we will be able to meet our debt service obligations and, to the extent that we cannot, we risk the loss of some or all of our assets, including our hotels, to foreclosure. Adverse economic conditions could cause the terms on which borrowings become available to be unfavorable to us. In such circumstances, if we are in need of capital to repay indebtedness in accordance with its terms or otherwise, we could be required to sell one or more of our owned hotels at times that may not permit realization of the maximum potential return on our investments. Economic conditions could result in higher interest rates, which would increase debt service requirements on our variable rate debt and could reduce the amount of cash available for general corporate purposes.

The increasing use of third-party travel websites by consumers may adversely affect our profitability.
      Some of our hotel rooms may be booked through third-party travel websites such as Travelocity.com, Expedia.com and Priceline.com. If these internet bookings increase, these intermediaries may be able to obtain higher commissions, reduced room rates or other significant contract concessions from us. Moreover, some of these internet travel intermediaries are attempting to offer hotel rooms as a commodity, by increasing the importance of price and general indicators of quality (such as “three-star downtown hotel”) at the expense of brand identification. We believe that these internet intermediaries hope that consumers will eventually develop brand loyalties to their reservation systems. Although most of the business for our hotels is expected to be derived from traditional channels, if the amount of sales made through internet intermediaries increases significantly, our room revenues may flatten or decrease and our profitability may be adversely affected.

Due to the shareholdings of our Chairman, together with other members of the Barbieri family, we may be limited in our ability to undertake a change of control transaction requiring shareholder approval.
      As of March 31, 2006, Donald K. Barbieri, our Chairman of the Board, had sole voting and investment power with respect to 8.1% of our outstanding shares of common stock. Heather Barbieri, his ex-spouse, had sole voting and investment power with respect to 7.6% of our outstanding shares of common stock. Pursuant to a trust agreement, Donald K. Barbieri and Heather Barbieri share voting and investment power with respect to an additional 5.7% of our outstanding shares of common stock. Richard L. Barbieri, who is also a director and Donald K. Barbieri’s brother, beneficially owned 3.1% of our outstanding shares of common stock as of March 31, 2006. In addition, we believe that other members of the Barbieri family who are not directors, executive officers or 5% shareholders individually hold our outstanding common stock. As such, to the extent they are willing and able to act in concert, they may have the ability as a group to approve or block actions requiring the approval of our shareholders, including a merger or a sale of all of our assets or a transaction that results in a change of control.
Risks relating to our common stock and this offering.

Anti-takeover provisions in our charter documents and under Washington law could make removal of incumbent management or an acquisition of us, which may be beneficial to our shareholders, more difficult.
      Provisions of our articles of incorporation and bylaws may have the effect of deterring or delaying attempts by our shareholders to remove or replace management, to commence proxy contests, or to effect changes in control. These provisions include:

•	a classified board so that only approximately one third of the board of directors is elected each year;

•	absence of cumulative voting in the election of directors;

•	requirements for advance notification of shareholder nominations and proposals;

•	the ability of our board of directors to amend our bylaws without shareholder approval; and

•	the ability of our board of directors to issue up to 5,000,000 shares of preferred stock without shareholder approval upon the terms and conditions and with the rights, privileges and preferences that the board of directors may determine.
      In addition, as a Washington corporation, we are subject to laws that impose restrictions on some transactions between a corporation and certain significant shareholders. These provisions, alone or together, could have the effect of deterring or delaying changes in our incumbent management, proxy contests or changes in control.

We have not paid cash dividends on our common stock and do not expect to do so.
      We do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain earnings to provide funds for the anticipated growth and development of our business.

The market price for our common stock may be volatile, and you may not be able to sell our stock at a favorable price or at all.
      Many factors could cause the market price of our common stock to rise or fall, including:

•	actual or anticipated variations in our quarterly results of operations;

•	changes in market valuations of companies in the hospitality or real estate industries;

•	changes in expectations of future financial performance;

•	fluctuations in stock market prices and volumes;

•	issuances of common stock or other securities in the future;

•	the addition or departure of key personnel, including one or more members of our senior management team; and

•	announcements by us or our competitors of acquisitions, investments or strategic alliances.
      It is possible that the price for our common stock may decline below the price you paid for it.

Substantial sales of our common stock, or the perception that such sales might occur, could depress the market price of our common stock.
      Except for shares subject to lock up agreements, as discussed below, substantially all of the shares of our common stock are eligible for immediate resale in the public market. Subject to certain limited exceptions, our directors, executive officers and the selling shareholders are restricted from selling shares of common stock until ninety days after the date of this prospectus. We cannot predict whether future issuances of our common stock or resales in the open market will decrease the market price of our common stock. The exercise of the underwriters’ over-allotment option, the exercise of any stock options or the vesting of any restricted stock granted to directors, executive officers and other employees under our stock incentive plans, the issuance of common stock or units in connection with property, portfolio or business acquisitions and other issuances of our common stock could have an adverse effect on the market price of our common stock. In addition, future issuances of our common stock may be dilutive to existing stockholders. Any sales of substantial amounts of our common stock in the public market, or the perception that such sales might occur, could adversely affect the market price of our common stock.

Our shareholders will be diluted if we issue additional capital stock in the future.
      If we require additional capital to pursue hotel acquisition or other opportunities or for any other reason, we may issue additional shares of common stock or preferred stock to raise the necessary capital, or the Partnership may issue OP Units, which may be redeemable on a one-to-one basis for our common stock. Such issuances could result in dilution to our shareholders.
      In addition, we have agreed to file with the SEC a registration statement on Form S-3 relating to the offer and sale by two former limited partners of the Partnership of 143,498 shares of our common stock. We are required to file the registration statement no later than April 30, 2006 and, thereafter, to use commercially reasonable efforts to cause such registration statement to be declared effective under the Securities Act of 1933, as amended, no later than 60 calendar days following the date of such filing. We have agreed to keep such registration statement effective until the earlier of (i) the sale of all stock registered under the registration statement, and (ii) February 1, 2007.

Future offerings of debt securities or preferred stock, which would be senior to our common stock upon liquidation and for the purpose of distributions, may cause the market price of our common stock to decline.
      In the future, we may attempt to increase our capital resources by making additional offerings of debt or equity securities, including commercial paper, medium-term notes, senior or subordinated notes and classes of preferred stock or common stock. We will be able to issue additional shares of common stock or preferred stock without stockholder approval, unless stockholder approval is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Upon liquidation, holders of our debt securities, holders of preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Holders of our common stock are not entitled to preemptive rights or other protections against dilution. Preferred stock and debt, if issued, could have a preference on liquidating distributions or a preference on dividend or interest payments that could limit our ability to make a distribution to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future offerings reducing the market price of our common stock and diluting their interest.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus includes forward-looking statements. We have based these statements on our current expectations and projections about future events. When words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “should,” “will” and similar expressions or their negatives are used in this prospectus, these are forward-looking statements. The forward-looking statements contained in this prospectus reflect our current views about current events and are subject to risks, uncertainties, assumption and changes in circumstances that may cause our actual results to differ significantly from those expressed in any forward-looking statement. Many possible events or factors, such as changes in economic, business, competitive market and regulatory conditions, as well as those discussed in “Risk Factors” beginning on page 15 of this prospectus, could affect our future financial results and performance, and could cause actual results or performance to differ materially from those expressed. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We do not intend, and disclaim any duty or obligation, to update or revise any industry information or forward-looking statements set forth in this prospectus to reflect new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the events described by our forward-looking statements might not occur. We qualify any and all of our forward-looking statements by these cautionary factors. Please keep this special note in mind as you read this prospectus.
      This prospectus contains market date industry statistics and other data that have been obtained from, or compiled from, information made by third parties. We have not independently verified their data.
USE OF PROCEEDS
      We expect to receive net proceeds of approximately $57.7 million from the sale of 5,000,000 shares of our common stock in this offering, based on an assumed offering price of $12.31 per share, the last reported sale price of our common stock on the NYSE on April 12, 2006, after deducting the estimated expenses related to this offering and the underwriting discounts and commissions payable by us. We will not receive any proceeds from the sale of the common stock being offered by the selling shareholders.
      We intend to use (i) approximately $16.9 million of the net proceeds to us from this offering to fund the mandatory redemption of $16.1 million of the outstanding 9.5% trust preferred securities of Red Lion Hotels Capital Trust, or the Trust, at a required 5% premium over par, (ii) substantially all of the remaining net proceeds to us to reduce our existing secured debt and pay associated defeasance costs and (iii) any remaining net proceeds to us for general corporate purposes.
      The mandatory redemption of the trust preferred securities of the Trust will be made pursuant to the terms of those securities, which require us, if we consummate an offering of our common stock that results in gross proceeds to us of at least $50 million prior to February 19, 2007, to fund the redemption of 35% of the aggregate $46 million principal amount of the Trust’s outstanding trust preferred securities at a redemption price equal to 105% of the principal amount, plus accrued and unpaid interest to, but excluding, the redemption date.

PRICE RANGE OF COMMON STOCK
      Our common stock is listed on the NYSE under the symbol “RLH”. Prior to September 19, 2005, the stock traded under the symbol “WEH”. The following table sets forth for the periods indicated the high and low closing sale prices for the common stock on the NYSE.

	High	Low

2006
First Quarter (ended March 31, 2006)	$13.35	$8.46
2005
Fourth Quarter (ended December 31, 2005)	$9.30	$6.97
Third Quarter (ended September 30, 2005)	$7.10	$6.54
Second Quarter (ended June 30, 2005)	$7.06	$6.61
First Quarter (ended March 31, 2005)	$7.10	$5.95
2004
Fourth Quarter (ended December 31, 2004)	$6.10	$4.92
Third Quarter (ended September 30, 2004)	$5.74	$4.80
Second Quarter (ended June 30, 2004)	$6.87	$5.19
First Quarter (ended March 31, 2004)	$6.65	$4.71
      The last reported sale price of our common stock on the NYSE on April 12, 2006 was $12.31 per share. As of March 31, 2006, we had approximately 114 shareholders of record of our common stock.
DIVIDEND POLICY
      We do not anticipate paying any cash dividends on the common stock in the foreseeable future. We intend to retain earnings to provide funds for the anticipated growth and development of our business. Any determination to pay cash dividends in the future will be at the discretion of our board of directors and will depend upon, among other things, our results of operations, financial condition, contractual restrictions and other factors deemed relevant by our board. Our board will periodically review our dividend policy on our shares of common stock.

CAPITALIZATION
The following table sets forth, as of December 31, 2005,

•	our actual capitalization;

•	our capitalization, as adjusted to give effect to the consummation of this offering, including:

•	the receipt of $57.7 million of estimated net proceeds of this offering, assuming gross proceeds of $61.6 million, based upon an assumed offering price of $12.31 per share, the last reported sale price of our common stock on the NYSE on April 12, 2006, and deduction of estimated underwriting discounts and commissions and offering expenses payable by us;

•	the payment of approximately $16.9 million to fund the mandatory redemption of $16.1 million of the outstanding 9.5% trust preferred securities of Red Lion Hotels Capital Trust at a required 5% premium over par; and

•	the repayment of approximately $35.0 million in outstanding secured debt, plus approximately $5.0 million in defeasance costs on certain debt instruments for early repayment.
      This information should be read in conjunction with our consolidated financial statements and notes thereto incorporated by reference in this prospectus.

	As of December 31, 2005

		Pro Forma
		(As Adjusted for Net	Pro Forma
		Proceeds From	(As Adjusted for Use
	Actual	Offering)(1)	of Proceeds)

		(Unaudited)	(Unaudited)
	(In thousands, except share amounts and par values)
Cash and cash equivalents(2)	$28,729	$69,493	$29,493

Long-term obligations:(3)
Long-term debt, including current portion	130,364	130,364	95,364
Debentures due Red Lion Hotels Capital Trust	47,423	30,825	30,825

Total long-term obligations	177,787	161,189	126,189
Minority interest in partnerships	9,080	9,080	9,080
Stockholders’ equity:
Preferred stock, 5,000,000 shares authorized, $0.01 par value; no shares issued and outstanding	—	—	—
Common stock, 50,000,000 shares authorized, $0.01 par value; 13,131,282, 18,131,282 and 18,131,282 shares outstanding	131	181	181
Additional paid-in capital, common stock	84,832	142,451	142,451
Retained earnings	36,284	35,454	30,454

Total stockholders’ equity	121,247	178,086	173,086

Total capitalization	$308,114	$348,355	$308,355

(1)	Reflects mandatory prepayment at a required 5% premium over par of $16.1 million of our outstanding debentures related to the trust preferred securities of Red Lion Hotels Capital Trust and mandatory prepayment at the same premium of an additional approximately $498 thousand of our outstanding debentures related to the trust common securities of the trust held by us. The proceeds of these redemptions will be used by the trust to fund the redemption of the related outstanding trust preferred and common securities.

(2)	Excludes $66 thousand of cash and cash equivalents related to discontinued operations.

(3)	Excludes secured debt of $2.3 million related to discontinued operations.

DILUTION
      Our net tangible book value at December 31, 2005 was $80.3 million, or $6.12 per share of common stock.
      Net tangible book value per share is equal to our total tangible assets less our total liabilities divided by the number of outstanding shares of common stock. After giving pro forma effect to the sale by us of the 5,000,000 shares offered hereby at an assumed offering price of $12.31 per share, the last reported sale price of our common stock on the NYSE on April 12, 2006, and the receipt of the estimated net proceeds to us from the offering, our pro forma net tangible book value at December 31, 2005 would have been approximately $138.0 million, or approximately $7.61 per share of common stock.
      This amount represents an immediate increase in the pro forma net tangible book value per share of $1.49 per share to our existing shareholders and an immediate dilution in pro forma net tangible book value per share to new investors of approximately $4.70 per share. The following table illustrates this per share dilution.

Offering price per share	$12.31
Net tangible book value per share before this offering	6.12
Pro forma net tangible book value increase per share attributable to this offering	1.49
Pro forma net tangible book value per share after this offering	7.61

Pro forma net tangible book value dilution per share to new investors	$4.70

SELECTED CONSOLIDATED FINANCIAL DATA
      The following table sets forth our selected consolidated financial data as of and for the years ended December 31, 2005, 2004, 2003, 2002 and 2001. The selected consolidated statement of operations and balance sheet data are derived from our audited financial statements. The audited consolidated financial statements for certain of these periods are incorporated by reference in this prospectus from our annual report on Form 10-K for the fiscal year ended December 31, 2005. The selected consolidated financial data set forth below should be read in conjunction with, and are qualified in their entirety by, our consolidated financial statements and related notes, Management’s Discussion and Analysis of Financial Condition and Results of Operations and other financial information included elsewhere and incorporated by reference in this prospectus.

	Year Ended December 31,

	2005	2004	2003	2002	2001

	(In thousands, except per share data)
Consolidated statement of operations Data:(1)
Continuing operations
Total revenues	$165,048	$163,143	$157,528	$166,246	$95,828
Operating expenses(2)	$153,437	$151,895	$146,568	$146,251	$78,898
Operating income	$11,611	$11,248	$10,960	$19,995	$16,930
Net income (loss) from continuing operations	$(1,144)	$(890)	$1,560	$7,083	$6,372
Net income (loss) from continuing operations applicable to common shareholders(3)	$(1,144)	$(1,267)	$(980)	$4,506	$6,372
Earnings (loss) per share applicable to common shareholders before discontinued operations:
Basic	$(0.09)	$(0.10)	$(0.07)	$0.35	$0.50
Diluted	$(0.09)	$(0.10)	$(0.07)	$0.34	$0.50
Discontinued operations
Net gain (loss) on disposal of discontinued business units, net of income tax expense (benefit)	$3,702	$(5,770)	$—	$—	$—
Income (loss) from operations of discontinued business units, net of income tax expense or (benefit)	$1,937	$375	$(341)	$924	$1,207
Earnings (loss) on discontinued operations:
Basic	$0.43	$(0.41)	$(0.03)	$0.07	$0.09
Diluted	$0.43	$(0.41)	$(0.03)	$0.07	$0.09
Total earnings (loss) per common share
Basic	$0.34	$(0.51)	$(0.10)	$0.42	$0.59
Diluted	$0.34	$(0.51)	$(0.10)	$0.41	$0.59
Weighted average shares outstanding
Basic	13,105	13,049	12,999	12,975	12,953
Diluted	13,105	13,049	12,999	13,285	13,239

	Year Ended December 31,

	2005	2004	2003	2002	2001

	(In thousands, except per share data)
Consolidated balance sheet data: (end of year)(1)
Working capital(4)	$22,693	$2,147	$729	$(9,094)	$(6,373)
Assets of discontinued operations	$20,217	$61,757	$63,349	$64,049	$65,302
Assets held for sale	$715	$1,599	$—	$20,555	$7,581
Property and equipment, net	$235,444	$223,132	$204,199	$193,451	$209,157
Total assets	$355,596	$364,612	$353,225	$356,710	$359,649
Notes payable to bank	$—	$—	$—	$52,100	$54,250
Total long-term debt and capital lease obligation	$130,364	$133,211	$128,687	$89,788	$100,304
Debentures due Red Lion Hotels Capital Trust	$47,423	$47,423	$—	$—	$—
Liabilities of discontinued operations	$3,089	$22,879	$23,580	$17,548	$18,419
Long-term debt included with discontinued operations	$2,349	$21,743	$22,749	$16,575	$17,377
Total liabilities	$234,349	$248,225	$201,036	$202,594	$210,834
Preferred stock and related additional paid-in capital	$—	$—	$29,412	$30,131	$30,377
Total stockholders’ equity	$121,247	$116,387	$152,189	$154,116	$148,815
Other data:(1)
EBITDA(5)(6)	$33,945	$18,268	$25,269	$33,610	$35,352
EBITDA from continuing operations(5)	$23,939	$22,602	$21,628	$29,212	$30,048
Net cash provided by operating activities	$12,559	$10,889	$11,338	$14,306	$16,368
Net cash provided by (used in) investing activities	$10,581	$(21,876)	$(1,310)	$(8,656)	$(22,928)
Net cash provided by (used in) financing activities	$(4,256)	$12,777	$(2,659)	$(9,511)	$7,697

(1)	The consolidated balance sheet data reflect the acquisition of Red Lion Hotels, Inc. as of December 31, 2001. The results of operations for that entity are included in the consolidated statements of operations beginning the day of the acquisition going forward. The comparability of the data is also affected by a change in accounting for goodwill amortization beginning with the year ended December 31, 2002. The activities and balance sheet of discontinued operations have been reflected on a comparable basis for all years presented.

(2)	Operating expenses include all direct segment expenses, depreciation and amortization, gain or loss on asset dispositions, hotel facility and land lease, undistributed corporate expenses, and conversion expenses, if any.

(3)	Net income or loss applicable to common shareholders represents net income less earned dividends on preferred stock, if applicable for the period presented.

(4)	Represents current assets less current liabilities, excluding assets and liabilities of discontinued operations and assets held for sale.

(5)	EBITDA represents earnings before interest, taxes, depreciation and amortization. EBITDA is not intended to represent net income as defined by generally accepted accounting principles in the United States and such information should not be considered as an alternative to net income, cash flows from operations or any other measure of performance prescribed by generally accepted accounting principles in the United States.

(6)	In 2005, the balance includes a gain on the sale of seven hotels and an office building of $10.2 million and a non-cash impairment charge of $4.5 million on four hotels. In 2004, the balance includes a non-cash impairment charge of $8.9 million on four hotels.

      As noted, EBITDA represents net income (or loss) before interest expense, income tax benefit or expense, depreciation and amortization. We utilize EBITDA as a financial measure because we believe that investors find it to be a useful tool to perform more meaningful comparisons of past, present and future operating results and as a means to evaluate the results of core ongoing operations. We believe it is a complement to net income and other financial performance measures. EBITDA from continuing operations is calculated in the same manner, but excludes the operating activities of business units identified as discontinued. EBITDA is not intended to represent net income or loss as defined by generally accepted accounting principles in the United States and such information should not be considered as an alternative to net income, cash flows from operations or any other measure of performance prescribed by generally accepted accounting principles in the United States.
      We use EBITDA to measure the financial performance of our owned and leased hotels because it excludes interest, taxes, depreciation and amortization, which bear little or no relationship to operating performance. By excluding interest expense, EBITDA measures our financial performance irrespective of our capital structure or how we finance our properties and operations. We generally pay federal and state income taxes on a consolidated basis, taking into account how the applicable taxing laws apply to our company in the aggregate. By excluding taxes on income, we believe EBITDA provides a basis for measuring the financial performance of our operations excluding factors that our hotels cannot control. By excluding depreciation and amortization expense, which can vary from hotel to hotel based on historical cost and other factors unrelated to the hotels’ financial performance, EBITDA measures the financial performance of our hotels without regard to their historical cost. For all of these reasons, we believe that EBITDA provides us and investors with information that is relevant and useful in evaluating our business. We believe that the presentation of EBITDA from continuing operations is useful for the same reasons, in addition to using it for comparative purposes for our intended operations going forward.
      However, because EBITDA excludes depreciation and amortization, it does not measure the capital we require to maintain or preserve our fixed assets. In addition, because EBITDA does not reflect interest expense, it does not take into account the total amount of interest we pay on outstanding debt nor does it show trends in interest costs due to changes in our borrowings or changes in interest rates. EBITDA from continuing operations excludes the activities of operations we have determined to be discontinued and it does not reflect the totality of operations as experienced for the periods presented. EBITDA, as defined by us, may not be comparable to EBITDA as reported by other companies that do not define EBITDA exactly as we define the term. Because we use EBITDA to evaluate our financial performance, we reconcile it to net income, which is the most comparable financial measure calculated and presented in accordance with GAAP. EBITDA does not represent cash generated from operating activities determined in accordance with GAAP, and should not be considered as an alternative to operating income or net income determined in accordance with GAAP as an indicator of performance or as an alternative to cash flows from operating activities as an indicator of liquidity.

      The following is a reconciliation of EBITDA and EBITDA from continuing operations to net income (loss) for the periods presented:

	Year Ended December 31,

	2005	2004	2003	2002	2001

	(In thousands)
EBITDA from continuing operations	$23,939	$22,602	$21,628	$29,212	$30,048
Income tax benefit (expense) — continuing operations	996	876	(51)	(3,860)	(3,788)
Interest expense — continuing operations	(14,352)	(13,828)	(9,679)	(9,389)	(10,667)
Depreciation and amortization — continuing operations	(11,727)	(10,540)	(10,338)	(8,880)	(9,221)

Net income (loss) from continuing operations	(1,144)	(890)	1,560	7,083	6,372
Income (loss) on discontinued operations	5,639	(5,395)	(341)	924	1,207

Net income (loss)	$4,495	$(6,285)	$1,219	$8,007	$7,579

EBITDA(1)(2)	$33,945	$18,268	$25,269	$33,610	$35,352
Income tax benefit (expense)	(2,082)	3,781	132	(4,369)	(4,503)
Interest expense	(15,519)	(15,507)	(11,150)	(10,717)	(12,092)
Depreciation and amortization	(11,849)	(12,827)	(13,032)	(10,517)	(10,323)
Amortization of goodwill	—	—	—	—	(855)

Net income (loss)	$4,495	$(6,285)	$1,219	$8,007	$7,579

(1)	In 2005, the balance includes a gain on the sale of seven hotels and an office building of $10.2 million and a non-cash impairment charge of $4.5 million on four hotels. In 2004, the balance includes a non-cash impairment charge of $8.9 million on four of our owned hotels.

(2)	The reconciling items from EBITDA to net income (loss) include the income taxes, interest expense, depreciation and amortization of discontinued operations and therefore cannot be readily derived from the disclosure presented on our consolidated statements of operations. Please refer to Note 3 to our consolidated financial statements incorporated by reference in this prospectus for disclosure of the corresponding line items included in calculating the net income (loss) on discontinued operations.
      In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142 (“SFAS No. 142”), “Goodwill and Intangible Assets”, which revises the accounting for purchased goodwill and intangible assets. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized, but are tested for impairment annually and also in the event of an impairment indicator. The adoption of SFAS No. 142 on January 1, 2002, resulted in the elimination of goodwill amortization of $855 thousand for the years ended December 31, 2005, 2004, 2003, and 2002.

      Net income and earnings per share adjusted for goodwill amortization for 2001 compared to fiscal 2005, 2004, 2003 and 2002 is as follows:

	Year Ended December 31,

	2005	2004	2003	2002	2001

	(In thousands, except per share data)
Reported net income (loss) applicable to common shareholders	$4,495	$(6,662)	$(1,321)	$5,430	$7,579
Add back: goodwill amortization, net of tax	—	—	—	—	537

Adjusted net income (loss) to common shareholders	$4,495	$(6,662)	$(1,321)	$5,430	$8,116

Basic earnings (loss) per share:
Reported net income (loss)	$0.34	$(0.51)	$(0.10)	$0.42	$0.59
Goodwill amortization	—	—	—	—	0.04

Adjusted earnings (loss) per share — basic	$0.34	$(0.51)	$(0.10)	$0.42	$0.63

Diluted earnings (loss) per share:
Reported net income (loss)	$0.34	$(0.51)	$(0.10)	$0.41	$0.59
Goodwill amortization	—	—	—	—	0.04

Adjusted earnings (loss) per share — diluted	$0.34	$(0.51)	$(0.10)	$0.41	$0.63

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
      The following discussion and analysis should be read in connection with our consolidated financial statements and the notes thereto and the other financial information incorporated by reference in this prospectus.
      A summary of our consolidated results, balance sheet data and hotel statistics as of and for the years ended December 31, 2005, 2004 and 2003, is as follows:

	Year Ended December 31,

	2005	2004	2003

	(In thousands, except % and per share data)
Consolidated statement of operations data:
Hotels revenue(1)	$146,125	$142,424	$138,286
Direct margin(2)	$28,119	$26,191	$25,648
Direct margin %	19.2%	18.4%	18.5%
Franchise and management revenue	$2,860	$2,575	$4,934
Direct margin(2)	$2,208	$1,440	$3,706
Direct margin %	77.2%	55.9%	75.1%
Entertainment revenue	$9,827	$11,615	$7,980
Direct margin(2)	$1,432	$1,163	$1,006
Direct margin %	14.6%	10.0%	12.6%
Real estate(1)	$5,045	$5,416	$5,209
Direct margin(2)	$1,261	$2,026	$1,964
Direct margin %	25.0%	37.4%	37.7%
Total revenues	$165,048	$163,143	$157,528
Total direct expenses	$131,765	$132,011	$124,917
Depreciation and amortization	$11,727	$10,540	$10,338
Hotel facility and land lease expense	$6,922	$7,219	$7,985
Undistributed corporate expenses	$4,063	$3,273	$2,640
Total operating expenses	$153,437	$151,895	$146,568
Operating income	$11,611	$11,248	$10,960
Operating income %	7.0%	6.9%	7.0%
Interest expense	$14,352	$13,828	$9,679
Income (loss) from continuing operations before income taxes	$(2,140)	$(1,766)	$1,611
Income tax expense (benefit)	$(996)	$(876)	$51
Income (loss) from discontinued operations	$5,639	$(5,395)	$(341)
Net income (loss)	$4,495	$(6,285)	$1,219
Preferred stock dividend	$—	$(377)	$(2,540)
Income (loss) applicable to common shareholders	$4,495	$(6,662)	$(1,321)
Continuing operations earnings (loss) per common share — diluted	$(0.09)	$(0.10)	$(0.07)
Earnings (loss) per common share — diluted	$0.34	$(0.51)	$(0.10)

	Year Ended December 31,

	2005	2004	2003

	(In thousands, except % and per share data)
Common size operations data:(3)
Revenues:
Hotels	88.5%	87.3%	87.8%
Franchise and management	1.7%	1.6%	3.1%
All other segments	9.8%	11.1%	9.1%

Total revenues	100.0%	100.0%	100.0%

Operating expenses
Hotels	71.5%	71.2%	71.5%
Franchise and management	0.4%	0.7%	0.8%
All other segments	7.9%	9.0%	7.0%
Depreciation and amortization	7.1%	6.5%	6.6%
Hotel facility and land lease expense	4.2%	4.4%	5.1%
All other operating expenses	1.9%	1.3%	2.0%

Total operating expenses	93.0%	93.1%	93.0%

Interest expense	8.7%	8.5%	6.1%
Income tax expense (benefit)	(0.6)%	(0.5)%	0.0%
Net income (loss) from continuing operations	(0.7)%	(0.5)%	1.0%
Income (loss) applicable to common shareholders	2.7%	(4.1)%	(0.8)%
Other operating data:
EBITDA	$33,945	$18,268	$25,269
EBITDA from continuing operations	$23,939	$22,602	$21,628
Net cash provided by operating activities	$12,559	$10,889	$11,338
Net cash provided by (used in) investing activities	$10,581	$(21,876)	$(1,310)
Net cash provided by (used in) financing activities	$(4,256)	$12,777	$(2,659)

(1)	Represents results of continuing operations.

(2)	Revenues less direct operating expenses.

(3)	Balance as a percentage of total revenues.

	December 31,

	2005	2004	2003

	(In thousands)
Consolidated balance sheet data: (end of year)
Working capital(1)	$22,693	$2,147	$729
Assets of discontinued operations	$20,217	$61,757	$63,349
Property and equipment, net	$235,444	$223,132	$204,199
Total assets	$355,596	$364,612	$353,225
Liabilities of discontinued operations	$3,089	$22,879	$23,580
Total long-term debt	$130,364	$133,211	$128,687
Debentures due Red Lion Hotels Capital Trust	$47,423	$47,423	$—
Total liabilities	$234,349	$248,225	$201,036
Preferred stock and related additional paid-in capital	$—	$—	$29,412
Total stockholders’ equity	$121,247	$116,387	$152,189

(1)	Represents current assets less current liabilities, excluding assets and liabilities of discontinued operations and assets held for sale.
      Key hotels segment revenue data from continuing operations are as follows:

	Year Ended December 31,

	2005	2004	2003

	(In thousands)
Hotels segment revenues:
Room revenues	$96,295	$91,140	$86,162
Food and beverage revenues	45,659	46,614	47,089
Amenities and other department revenues	4,171	4,670	5,035

Total hotels segment revenues	$146,125	$142,424	$138,286

      We believe that the following performance measures, which are widely used in the hospitality industry and appear throughout this prospectus, are important to our discussion of operating performance:

Total available rooms represents the number of rooms available multiplied by the number of days in the reported period. We use total available rooms as a measure of capacity in our system of hotels. We do not adjust total available rooms for rooms temporarily out of service for remodel or other short-term periods.

Average occupancy represents total paid rooms occupied divided by total available rooms. We use average occupancy as a measure of the utilization of capacity in our system of hotels.

Revenue per available room, or RevPAR, represents total room and related revenues divided by total available rooms. We use RevPAR as a measure of performance yield in our system of hotels.

Average daily rate, or ADR, represents total room revenues divided by the total number of paid rooms occupied by hotel guests. We use ADR as a measure of room pricing in our system of hotels.

Comparable hotels are hotels that have been owned, leased, managed or franchised, by us for each of the periods presented.
Throughout this prospectus, unless otherwise stated, RevPAR, ADR and average occupancy statistics are calculated using statistics for comparable hotels. When presented in this prospectus, the above performance measures will be identified as belonging to a particular market segment, system-wide, or for continuing operations versus discontinued operations or total combined operations.

Year ended December 31, 2005 compared with year ended December 31, 2004

Revenues
      Hotel segment revenues from continuing operations for 2005 increased 2.6%, or $3.7 million, to $146.1 million, compared to $142.4 million for 2004. The increase was primarily due to growth of approximately $5.2 million in room revenue between comparable periods, or 5.7%. Average occupancy for owned and leased hotels that are part of continuing operations increased 1.4 percentage points for 2005 as compared to 2004. The total available rooms used to calculate average occupancy includes rooms taken out of service for renovation. In addition, ADR increased 3.4% to $73.76. The resulting $45.61 RevPAR from owned and leased hotels that are part of 2005 continuing operations was 5.9% higher than RevPAR of $43.06 in 2004. These increases were partially offset by decreases of $955 thousand in food and beverage revenue as compared to 2004, primarily related to a decrease in banquet revenue resulting from lower convention group business in 2005. Incidental revenues from guest amenities and other sources of revenue for the hotel segment decreased by $499 thousand between comparative periods.
      Many of our hotels continue to show increases in occupancy and ADR, which is driving strong profit growth in room revenue and economic performance in our hotels overall. As we renovate our owned and leased hotels, we expect positive impacts from these upgrades. We have completed renovations, including new plush pillow top mattresses and upgraded linen and pillow packages and have begun room renovations in several hotels, including floor coverings, case goods, bathroom upgrades and shower heads. Guest reaction to renovations in our hotels has been positive and the aggregate ADR for those hotels under renovation has increased. For example, in the fourth quarter of 2005, we substantially completed room renovations at three of our owned hotels. RevPAR at these hotels during the fourth quarter increased 14.5% in the aggregate, which was primarily driven by an increase of 9.4% in ADR and a 2.7 percentage point increase in occupancy.
      During the second quarter of 2005, we completed installation of the new MICROS Opera Property Management System in 15 of our owned hotels. This system shares a single database with our central reservations system allowing for improvement of delivered rates and availability. These property management systems and our redesigned websites further enhance our ability to manage reservations generated through electronic channels and help position us to take advantage of internet travel bookings.
      We believe 2005 was a period of strong growth for us in the hotels segment and we saw improvement in the segment’s underlying fundamentals. Our product and service continue to gain momentum, consumer demand is steady or growing in many of our markets, and our active management of ADR has proved successful -- all before we have completed the significant renovations at most of our hotels. We believe the lodging industry as a whole will continue to see increases in ADR and RevPAR in 2006 and 2007. These expectations appear consistent with the overall national trends in the lodging industry.
      Our strategy had been to initially increase occupancy through strategic marketing and investment in our hotels, and then to increase rates as demand increases for our rooms. For six consecutive quarters through June 2005, we increased occupancy. We built on this demand by increasing the average daily rate during 2005 in the majority of our markets. We believe that the combined effect of this strategy was that RevPAR for our hotels increased during 2005 at a faster rate than for many of the hotels in our markets that we consider direct competitors.
      Our brand strengthening initiatives, marketing efforts and technological upgrades are achieving desired results. We continue to increase the number of reservations we receive through electronic distribution systems that include our own branded websites and third-party internet channels (alternative distribution systems or ADS). Our central reservations and distribution management technology allows us to manage the yield on these ADS channels on a real-time, hotel-by-hotel basis. We have merchant model agreements with leading ADS providers, which typically entitle the provider to keep a fixed percentage of the price paid by the customer for each room booked. This allows us to maximize the yield of a typically lower rated market channel. Our focus on driving customers to our branded website has made it one of our fastest growing sources of online reservations during 2005, allowing us to further maximize our yield on those types of bookings. We believe our success reflects our management of these distribution channels and our merchant model agreements.
      In 2004 and 2005, we continued to increase bookings as a result of our focus on direct sales, the “Stay Comfortable” advertising campaign and the “We Promise or We Pay” branded website booking initiative. The “We Promise or We Pay” initiative is designed to encourage guests to book on our branded website, www.redlion.com. Through this initiative, we guarantee to our guests that our branded websites will provide the lowest rate available compared to non-opaque ADS channels. We also launched a marketing campaign designed specifically to increase awareness of our Net4Guests and room amenity upgrade programs known as “Stay Comfortable.” Net4Guests provides hotel guests access to free high speed wireless internet.
      Revenue from the franchise and management segment in 2005 increased $285 thousand over 2004, which related primarily to two additional franchise agreements in place during the second quarter of 2005, partially offset by one less management contract in place during 2005 and certain franchise termination fees received in 2004.
      Entertainment segment revenue decreased 15.4% for the comparative periods. This decrease was primarily due to the fourth quarter presentation of a six week “net” production of Disney’s The Lion King, for which it received commissions for tickets sold and other fees, and incurred only limited expenses. Comparatively, the entertainment division generated substantially less revenue, but substantially more profit, on The Lion King than it did on the two shows it presented on a “gross” basis in the fourth quarter of 2004, for which it realized all the revenues but also incurred all the expenses. Ticketing revenues increased during the year which offset part of the decrease in show revenues.
      Revenue from our real estate segment in 2005 decreased $371 thousand from 2004, primarily due to lower commission fees (primarily in the first quarter of 2005), lower development fees between comparative periods, and lower real estate management fees for low income housing projects during 2005.

Operating Expenses
      In the aggregate, operating expenses for 2005 increased $1.5 million or 1.0% to $153.4 million from $151.9 million in 2004. This compares to a 1.2% increase in total revenues between comparative periods. Operating expenses include direct operating expenses for each of the operating segments, hotel facility and land lease expense, depreciation, amortization, gain or loss on asset dispositions, conversion expenses, if any, and undistributed corporate expenses. Resulting operating income was $11.6 million for 2005, as compared to $11.2 million for 2004. Direct hotel expenses increased $1.8 million or 1.5% between comparative periods. The direct margin for the hotels grew from 18.4% of hotel revenues in 2004 to 19.2% in 2005. The increased revenue and margin resulted in a 7.4%, or $1.9 million, increase in hotel profitability. Hotel room related costs accounted for approximately $1.7 million of the increase in direct hotel expenses, commensurate with the increase in the number of occupied rooms. Food and beverage costs decreased $360 thousand, corresponding with the decrease in revenues and lower food costs. The remainder of the increase in direct hotels segment costs resulted from increased sales related costs, including marketing charges and compensation related to revenue performance, increased utility costs, benefits expense related to our health care plan early in 2005 and other administrative costs directly related to the hotels.
      Direct costs for the franchise and management segment decreased $483 thousand, primarily related to lower labor, travel and advertising costs in 2005. The entertainment segment direct costs decreased $2.1 million during 2005. Expenses related to the presentation of shows for WestCoast Entertainment accounted for a decrease of $2.7 million of costs due to the number of shows presented as discussed earlier, however, ticketing related expenses increased by $289 thousand for the comparative period. Real estate segment direct expenses from continuing operations increased 11.6% primarily related to payroll and operational costs for our commercial properties.
      Facility and land lease expense was lower between comparable periods due to the decreased lease expense from having purchased the previously leased Red Lion Bellevue Inn property. Depreciation and amortization increased $1.2 million, or 11.3% between 2005 and 2004. The increase was primarily related to our capital improvement plan. For 2005 and 2004, the net gain recognized on asset disposals included the recognition of deferred gains over time on both a previously sold office building and a hotel. A gain of $293 thousand was recorded for the sale of a 50% interest in our Kalispell Center and Mall to an unrelated third-party and a $79 thousand gain related to the sale of four condominiums during the third quarter of 2005. During 2005, gains were partially offset by a small loss on certain personal property disposed of as part of our reinvestment plan.
      Undistributed corporate expenses for 2005 were $4.1 million compared to $3.3 million for 2004. The increase of $790 thousand was primarily due to higher payroll costs, costs associated with options issued to directors as part of the Board compensation plan, and costs associated with compliance with the Sarbanes-Oxley Act paid to outside consultants. Undistributed corporate expense includes general and administrative charges such as corporate payroll, legal expenses, contributions, directors and officers insurance, bank service charges, outside accountants and consultants’ expense, and investor relations charges. We consider these expenses to be “undistributed” because the costs are not directly related to our business segments and therefore are not distributed to those segments. In contrast, costs more directly related to our business segments such as accounting, human resources and information technology are distributed out to operating segments and are included in direct expenses.

Interest Expense
      Interest expense for 2005 was $14.4 million compared to $13.8 million for 2004. Total outstanding interest bearing debt, including our debentures due Red Lion Hotels Capital Trust, was higher in 2005 as compared to 2004 due primarily to our trust preferred offering in February 2004. The trust preferred debentures were in place for all of 2005. The average pre-tax interest rate on debt during the comparative periods was 7.9%. We had no material borrowings during either comparative period on our revolving credit facility. During the fourth quarter of 2005, we refinanced the debt for one of our owned hotels.

Income Taxes
      Income tax benefit on continuing operations for 2005 was $996 thousand and for 2004 was $876 thousand. The tax rate on pre-tax net income differed from the statutory combined federal and state tax rates primarily due to the utilization of certain incentive tax credits allowed under federal law.

Discontinued Operations
      In connection with the November 2004 announcement of plans to invest to improve comfort, freshen décor and upgrade technology at our hotels, we implemented a plan to divest 11 non-strategic owned hotels, one real estate office building and certain other non-core properties, including five condominium units and certain parcels of excess land (collectively, “the divestment properties”). Each of the divestment properties meets the criteria to be classified as an asset held for sale. In addition, the activities of those 11 hotels and the real estate office building are considered discontinued operations under generally accepted accounting principles. Depreciation of these assets, if previously appropriate, has been suspended.
      We completed the sale of seven of the 11 hotels and the real estate office building during 2005, with gross proceeds of $52.8 million, resulting in a gain on disposition of discontinued operations of $10.2 million before taxes. The net impact on consolidated earnings of the activities of the discontinued operations was $5.6 million of net income for 2005, net of income tax expense. This included $2.0 million of aggregate net income from the 11 hotels and $3.6 million of net income from the commercial building. Gains related to the sale of seven of the hotel properties and office building during the year accounted for $6.6 million (net of tax expense) of net income from discontinued operations, offset by the recording of an additional impairment loss of $2.9 million (net of tax expense) for four hotel properties. This compares to the year ended 2004 for which the discontinued operations had a $5.4 million net loss including the tax benefit. The 2004 results included aggregate activity of the 11 hotels of a $25 thousand net income, offset by the recording of an impairment loss of $5.8 million (net of tax benefit) and $350 thousand net income from the office building.

Net Income and Income Applicable to Common Shareholders
      Net income applicable to common shareholders increased $11.2 million between comparable periods. The higher net income was primarily due to the net gains on the sale of seven of the divested hotels and the office building discussed previously, and the effect of the impairments taken in 2004.

Earnings Per Share
      Earnings per share for 2005 were $0.34 compared to a loss of $0.51 per share for 2004. The net income applicable to holders of our common stock increased $11.2 million as described above, while the number of weighted average common shares outstanding in both periods remained relatively consistent.

Liquidity, Capital Resources and Financing
      We believe that our recent actions have strengthened our financial position, particularly for the long term. The divestment plan is well underway and, we believe, has been successful to date. As of March 31, 2006, sales of eight of the hotel properties, one portion of another hotel, and the office building have closed. We have also refinanced our existing bank line of credit into an expanded operating and investment credit facility, sold 50% of our Kalispell Center project, closed a $46 million offering of trust preferred securities in the first quarter of 2004, and eliminated our preferred stock and its associated dividend requirements. We have also made significant investments in our hotel improvement program, which focuses on increasing customer comfort, freshening décor, and new technology. We believe these improvements have strengthened and will continue to strengthen our financial position and the value of the Red Lion brand.
      As we enter 2006, our cash balances are available to fund our continuing operations. In general, we expect to meet our long-term liquidity requirements for the funding of property development, property acquisitions, renovations and other non-recurring capital improvements through net cash from operations, long-term secured and unsecured indebtedness, including our credit facility, the issuance of debt or equity securities and joint ventures. As discussed elsewhere in this prospectus, we are also committed to completing the sale of the remaining non-core assets to help fund the remainder of our reinvestment plan in the hotels.
      Our short-term liquidity needs include funds for interest payments on our outstanding indebtedness and on the debentures, funds for capital expenditures and, potentially, acquisitions. We expect to meet our short-term liquidity requirements generally through net cash provided by operations and reserves established from existing cash and, if necessary, by drawing upon our credit facility. A majority of our leased and owned hotels are subject to leases and debt agreements that require us to spend 3% to 5% of hotel revenues derived from these hotels on replacement of furniture, fixtures and equipment at these hotels, or require payment of insurance premiums or real and personal property taxes with respect to these hotels. This is consistent with what we would spend on furniture, fixtures and equipment under normal circumstances to maintain the competitive appearance of our owned and leased hotels.
      Historically, our cash and capital requirements have been satisfied through cash generated from operating activities, borrowings under our credit facilities and the issuance of debt and equity securities. We believe cash flow from operations, borrowings under credit facilities, the issuance of debt or equity securities and existing cash on hand will provide adequate funds for our working capital needs, planned capital expenditures, debt service and other obligations for the foreseeable future.
      Our ability to fund operations, make planned capital expenditures, make required payments on any securities we may issue in the future and remain in compliance with the financial covenants under our debt agreements will be dependent on our future operating performance. Our future operating performance is dependent on a number of factors, many of which are beyond our control, including occupancy and the room rates we can charge. These factors also include prevailing economic conditions and financial, competitive, regulatory and other factors affecting our business and operations, and may be dependent on the availability of borrowings under our credit facility or other borrowings or securities offerings.
      Cash flow from operations, which includes the cash flows of business units identified as discontinued operations for 2005, totaled $12.6 million compared to $10.9 million for 2004. Net income, after reconciling adjustments to net cash provided by operations (such as non-cash income statement impacts like gains on disposals, impairment loss, depreciation, loan fee write-offs, the deferred tax provision, other gains and losses on assets, and the provision for doubtful accounts) totaled $8.0 million in 2005. For 2004, net income adjusted for those same items totaled $13.7 million. Working capital changes, including restricted cash, receivables, accruals, payables, and inventories, added $4.5 million in cash during 2005. This was predominantly due to a decrease in accrued expenses including taxes payable on the gains recognized in 2005 and a decrease in prepaid expenses, an increase in accounts payable, partially offset by an increase in accounts receivable and restricted cash. In 2004, changes in working capital items accounted for $2.8 million in negative cash flow.
      Net cash provided by investing activities was $10.6 million for 2005. Net cash used in investing activities was $21.9 million for 2004. Cash additions to property and equipment totaled $22.9 million in 2005 compared to $21.9 million in 2004. However, capital additions for 2004 included $8.7 million of cash paid related to our acquisition of the Yakima and Bellevue properties under option agreements. Actual cash additions for capital improvements for 2004 were $13.2 million. Net cash proceeds from the disposal of assets, including those classified as discontinued operations, totaled $32.8 million for 2005. The other major variances between the two periods were the $1.4 million investment in Red Lion Hotels Capital Trust described below, the $2.1 million advance to the Trust to cover the trust preferred offering costs, and the collection of a balloon payment under a note receivable, all of which occurred in 2004.
      Net financing activities used $4.3 million in cash during 2005, including debt pay downs of $12.0 million and borrowings of $7.9 million. The borrowings were related to our refinancing of a $3.6 million term note and a $3.7 million term note, the payments of which were included in the debt pay-downs for the year. The debt pay-down also included $4.7 million of scheduled principal payments. This compares to 2004 which shows cash provided by financing of $12.8 million, which includes $47.4 million in net proceeds to us from our debenture sale, offset by $29.4 million paid by us to redeem the Series A and Series B preferred shares. We also paid $1.0 million in preferred dividends during the first quarter of 2004, had scheduled principal payments on long-term debt of $4.5 million and had no net activity under the credit facility note.
      At December 31, 2005, we had $28.7 million in cash and cash equivalents for continuing operations. We also had $8.8 million of cash restricted under securitized borrowing arrangements for future payment of furniture, fixtures and equipment, repairs, insurance premiums and real and personal property taxes, or by agreement. At December 31, 2005, $27.0 million of our cash and cash equivalent balance was held in short-term, liquid investments readily available for our use. At December 31, 2004, we had $13.7 million in cash and cash equivalents for continuing operations, including $4.1 million of cash restricted under securitized borrowing arrangements for future payment of furniture, fixtures and equipment, repairs, insurance premiums and real and personal property taxes. At December 31, 2004, $7.5 million of the cash balance was held in short-term, liquid investments readily available for our use. Cash and cash equivalents, included with assets of discontinued operations were $66 thousand and $334 thousand as of December 31, 2005 and December 31, 2004, respectively.
      Since October 2003, we have maintained our primary revolving credit agreement with Wells Fargo Bank, N.A., or Wells Fargo. Our current credit agreement with Wells Fargo is a revolving credit facility with a total of $10 million in borrowing capacity for working capital purposes. This includes a $6 million line of credit secured by two hotels, or Line A, and a $4 million line of credit secured by our personal property, or Line B. Interest under Line A is set at 0.5% over the bank’s prime rate and does not require any principal payments until the end of its two year term. Interest under Line B is set at 1.0% over the bank’s prime rate and does not require any principal payments until the end of its one year term. The revised agreement contains certain restrictions and covenants, the most restrictive of which required us to maintain a minimum tangible net worth of $120 million, a minimum EBITDA (as defined by the bank) coverage ratio of 1.25:1, and a maximum funded debt to EBITDA ratio of 5.25:1.
      At December 31, 2005, we had long-term debt of $130.4 million for continuing operations, of which $118.3 million was securitized debt collateralized by individual hotels, with interest rates ranging from 6.7% to 8.1%. Of the amount of securitized debt, three pools of cross securitized debt exist, one consisting of five properties with total borrowings of $21.8 million, a second consisting of four properties with total borrowings of

$24.4 million, and a third consisting of two properties with total borrowings of $19.6 million. Each pool of securitized debt and the other collateralized hotel borrowings include defeasance provisions for early repayment.
      In March 2005, we completed the refinancing of our office building and secured related financing to facilitate the redevelopment of the project. We borrowed approximately $3.9 million under a term debt arrangement collateralized by the real estate property. In addition, we may borrow another $6.1 million under the agreement to finance the redevelopment of our office building. The note bears a 6.25% per annum interest rate fixed for the construction period and for the first five years of the term. After that time the rate is adjustable in five year intervals based upon treasury rates. The note is being paid on an interest only basis through the construction period. The note is due in full on or before October 1, 2032 and is prepayable, in whole or in part, with no penalty. Additionally, in connection with that project, on March 31, 2005, we repaid approximately $3.7 million of principal due under a term debt arrangement. That note was collateralized by real property, including an office building, carried an interest rate of 9.0% per annum, and was due on April 1, 2010. However, the note was pre-payable on April 1, 2005 without penalty. In October 2005, we refinanced with another lender on similar terms a $3.6 million bank term loan secured by one of our owned hotels that was coming due with a balloon payment.
      During the first quarter of 2004, we completed a public offering of $46 million of trust preferred securities through Red Lion Hotels Capital Trust, or the Trust. The trust preferred securities, which mature on February 24, 2044, are listed on the New York Stock Exchange and entitle holders to cumulative cash distributions at an annual rate of 9.5%. In addition, we invested $1.4 million in trust common securities, representing 3% of the total capitalization of the Trust. The Trust used the net proceeds of the offering and our investment to purchase $47.4 million of our junior subordinated debentures with payment terms that mirror the distribution terms of the trust preferred securities. The cost of the trust preferred offering totaled $2.3 million, including $1.7 million of underwriting commissions and expenses and $614 thousand of costs incurred directly by the Trust. The Trust paid these costs utilizing an advance from us. The advance to the Trust is included with other long-term assets on our consolidated balance sheet. The proceeds from the debenture sale, net of the costs of the trust preferred offering and our investment in the Trust, were $43.7 million. We used approximately $29.8 million of the net proceeds to pay accrued dividends on, and redeem in full, all outstanding shares of our Series A and Series B preferred stock on February 24, 2004. The terms of the trust preferred securities require us, if we consummate an offering of our common stock that results in gross proceeds to us of at least $50 million prior to February 19, 2007, to fund the redemption of 35% of the aggregate principal amount of the trust preferred securities outstanding at a redemption price equal to 105% of the principal amount, plus accrued and unpaid interest to, but excluding, the redemption date.
      At December 31, 2005, we had total debt obligations (including those of discontinued operations) of $180.1 million, of which 70.1%, or $126.2 million, were fixed rate debt securities secured primarily by individual properties. $47.4 million of the debt obligations of the Trust are uncollateralized and at a fixed rate, making a total of 96.4% of our debt fixed rate obligations.

BUSINESS
Our Company
      We are a NYSE-listed hospitality and leisure company primarily engaged in the ownership, operation and franchising of midscale and upscale full service hotels under our proprietary Red Lion brand. As of December 31, 2005, our hotel system contained 64 hotels located in 11 states and one Canadian province, with 11,330 rooms and 550,929 square feet of meeting space. Of these 64 hotels, we (i) operated 35 hotels, 22 of which were owned and 13 of which were leased, (ii) franchised 27 hotels to various franchisees and (iii) managed two hotels owned by third parties.
Brand and Lodging Description
      The Red Lion brand was established more than thirty years ago and is associated with full service hotels offering high-quality lodging, extensive meeting facilities and superior food and beverage operations. We also deliver personalized service to our customers and offer contemporary and well-appointed guestrooms. Our focus on customer service and brand touch-points attracts a well-balanced customer base, including group, business and leisure travelers.
      The Red Lion brand is well recognized in the western United States and well regarded by our guests. Consumers consistently identify the Red Lion brand and the personalized service it represents when asked to indicate their full service lodging preferences. To position Red Lion for its next phase of growth, we are continuing to build upon this strong brand presence by making significant investments in our product, revitalizing our brand image, and enhancing our services and standards.
Our Corporate Structure
      The following organizational chart illustrates the structure of our company and our most significant subsidiaries and divisions as of March 31, 2006. Except as indicated, all of our subsidiaries are directly or indirectly wholly owned by us.
Business Segments
      We operate in four reportable business segments: hotels; franchise and management; entertainment; and real estate. The hotels segment derives revenue primarily from guest room rentals and food and beverage operations at our owned and leased hotels. The franchise and management segment is engaged primarily in licensing our brands to franchisees and managing hotels for third-party owners. This segment generates revenue from franchise fees that are typically based on a percent of room revenues and are charged to hotel owners in exchange for the use of our brands and access to our central services programs. These programs include the reservation system, guest loyalty program, national and regional sales, revenue management tools, quality inspections, advertising and brand standards. It also reflects revenue from management fees charged to the owners of our managed hotels, typically based on a percentage of the hotel’s gross revenues plus an incentive fee based on operating performance. The entertainment segment derives revenue primarily from ticketing services and promotion and presentation of entertainment productions. The real estate segment generates revenue from owning, managing, leasing and developing commercial retail and office properties and multi-unit residential properties.
      Effective April 1, 2005, we re-organized the presentation of what we consider our operating segments under the provisions of FASB Statement No. 131 “Disclosures about Segments of an Enterprise and Related Information” to more closely reflect how we evaluate our business lines. The new presentation is reflected in this prospectus and in our consolidated financial statements and related notes and other information incorporated by reference in this prospectus. All comparative periods have been reclassified to conform to the current presentation.
      The following table illustrates, for the periods indicated, revenue per reportable business segment and the percentage of total revenue generated by each segment, excluding the activities of business units identified as discontinued operations in our consolidated financial statements. For additional information regarding segments, please refer to “Business Segments” in the notes to our consolidated financial statements for the fiscal year ended December 31, 2005 that are incorporated by reference into this prospectus.

	Year Ended December 31,

	2005	2004	2003

	(In thousands, except %)
Revenue:
Hotels	$146,125	$142,424	$138,286
Franchise and management	2,860	2,575	4,934
Entertainment	9,827	11,615	7,980
Real estate	5,045	5,416	5,209
Other	1,191	1,113	1,119

Total revenues	$165,048	$163,143	$157,528

Revenue by segment as a percentage of total revenue:
Hotels	88.5%	87.3%	87.8%
Franchise and management	1.7%	1.6%	3.1%
Entertainment	6.0%	7.1%	5.1%
Real estate	3.1%	3.3%	3.3%
Other	0.7%	0.7%	0.7%

Total revenues	100.0%	100.0%	100.0%

Hotel Operations
      Hotel operations include our hotels (hotel and related restaurant/banquet operations), as well as our franchise and management segment.

Owned and Leased Hotels
      We owned 22 hotels with a total of 4,426 rooms and more than 241,000 square feet of meeting space as of December 31, 2005. The number of hotels we own includes three hotels for which some or all of the underlying land is leased. The lease expiration dates range from 2014 to 2062. For additional information, refer to “Operating Lease Commitments” in the notes to our consolidated financial statements incorporated by reference in this prospectus. We operate restaurants in 21 of our owned hotels.
      As of December 31, 2005, we leased 13 hotels as tenant with a total of 2,183 rooms and more than 99,000 square feet of meeting space. Under these leases, we are responsible for hotel operations and management. We recognize revenues and associated expenses with leased hotel operations. Lease terms, with expiration dates ranging from 2020 to 2033 and having renewal provisions, typically require us to pay fixed monthly rent and variable rent based on a percentage of revenue if certain sales thresholds are reached. In addition, we are responsible for repairs and maintenance, operating expenses and management of operations. Refer to “Operating Lease Commitments” in the notes to our consolidated financial statements incorporated by reference in this prospectus for additional information. We operate restaurants in 10 of our leased hotels.
      Of our 22 owned hotels at December 31, 2005, four were identified as assets held for sale and classified as discontinued operations on our consolidated balance sheets and for our consolidated statements of operations. Those four hotels aggregate 821 rooms and include approximately 42,000 square feet of meeting space.

Managed Hotels
      As of December 31, 2005, we managed two third-party owned hotels with a total of 326 rooms and more than 37,000 square feet of meeting space. Under the typical management agreement, we manage virtually all aspects of the hotel’s operations, while the hotel owner is responsible for operating and other expenses. Our management fees are based on a percentage of the hotel’s gross revenue plus an incentive fee based on operating performance.

Franchised Hotels
      As of December 31, 2005, we had franchise arrangements with 27 hotels that were owned and operated by third parties under our licensed brand names. These franchised hotels had at that date a total of 4,395 rooms and more than 171,000 square feet of meeting space. We do not have management or operational responsibility for franchised hotels. However, we do make available certain services to those hotels, which include reservation systems, advertising and national sales, a guest loyalty program, revenue management tools, quality inspections and brand standards. We receive royalties for use of the brand names. We also administer central services programs for the benefit of our system hotels and franchisees.

Hotel Brands
      The hotels in our system primarily operate under the Red Lion brand. Our Red Lion brand is nationally recognized and is typically associated with midscale and upscale full service hotels. As discussed elsewhere in this prospectus, we plan to focus our growth strategy on conversion of new hotels to our Red Lion brand.

Statistical Information
      The following tables provide certain information about our system of hotels (owned, leased, managed and franchised):

			Meeting Space
	Hotels	Rooms	(sq. ft.)

System-wide hotels as of December 31, 2005:
Owned and leased hotels:(1)
Red Lion hotels	32	5,917	300,828
Other	3	692	40,500

	35	6,609	341,328
Managed hotels:	2	326	37,800
Franchised hotels:
Red Lion hotels	26	4,138	156,801
Other	1	257	15,000

	27	4,395	171,801

Total	64	11,330	550,929

Red Lion hotels(2)	58	10,055	457,629

(1)	Statistics include four of our hotels identified as discontinued business units, aggregating 821 rooms and 42,000 square feet of meeting space.

(2)	Includes all hotels owned, leased, managed or franchised by us for greater than one year that are operated under the Red Lion brand. Includes two hotels identified as discontinued business units.

	Year Ended December 31, 2005

	Number of	Average
	Hotels	Occupancy(1)	ADR	RevPAR

Hotel statistics:
Owned and leased hotels:
Continuing operations	31	61.8%	$73.76	$45.61
Discontinued operations	4	44.6%	63.87	28.48

Combined owned and leased hotels	35	59.7%	$72.84	$43.48

System-wide(2)	64	60.1%	$73.93	$44.45
Red Lion hotels(3)	58	60.5%	$72.41	$43.80

(1)	The total available rooms used to calculate average occupancy includes rooms taken out of service for renovation.

(2)	Includes all hotels owned, leased, managed or franchised for greater than one year that are operated under the Red Lion brand name. Includes two hotels identified as discontinued business units.

(3)	Includes hotels owned, leased, managed or franchised by us for greater than one year. Includes four hotels identified as discontinued business units.
Hotel System Growth Strategy
      We intend to grow our hotel operations primarily by increasing the number of hotels franchised and managed under our Red Lion brand, with an initial focus on the western region of the United States and Canada. In 2005, we announced our goal of expanding our presence to 100 markets in five years from our current base of 50 markets. We anticipate that most of our growth will come through conversion of three-and four-star hotels to the nationally recognized Red Lion brand. Our expansion of the Red Lion brand will follow our “hub and spoke” expansion model. Initially, we will seek to achieve a presence in key hub cities. Thereafter, we will seek to expand into surrounding areas to increase brand penetration in the respective markets.
      Key to this growth strategy is the completion of our reinvestment campaign in our existing owned and leased Red Lion hotels, one of the most significant facility improvement programs in our history. This investment accelerates our ongoing program to improve hotel quality by increasing customer comfort, freshening décor and modernizing with new technology. We believe that by improving the quality of our existing product in areas where customers’ quality expectations are continuing to grow, we both position our continuing operations to take advantage of the growth potential in our existing markets, and make the Red Lion brand more attractive for franchise opportunities.
      We intend to increase the number of management agreements we have with third-party hotel owners by marketing our management services. We believe that our experience in managing our owned hotels and those owned by third parties gives us a competitive advantage to obtain such agreements.
      Our strategy has been to initially increase occupancy through strategic marketing and investment in our properties, and then to increase rates as demand increases for our rooms. For six consecutive quarters through June 2005, we increased occupancy. We built on this demand by increasing the average daily rate during 2005 in the majority of our markets. We believe that the combined effect of this strategy was that RevPAR for our hotels increased at a faster rate during 2005 than for many other hotels in our markets that we consider direct competitors.
      Our brand strengthening initiatives, marketing efforts and technological upgrades are achieving desired results. We continue to increase the number of reservations we receive through electronic distribution systems that include our own branded websites and third-party internet channels (alternative distributions systems or ADS). Our central reservations and distribution management technology allows us to manage the yield on these ADS channels on a real-time, hotel-by-hotel basis. We have merchant model agreements with leading ADS providers, which typically entitle the provider to keep a fixed percentage of the price paid by the customer for each room booked. This allows us to maximize the yield of a typically lower rated market channel. Our focus on driving customers to our branded website made it one of our fastest growing sources of online reservations during 2005, allowing us to further maximize our yield on those types of bookings. Our success reflects our management of these distribution channels and our merchant model agreements.
      Through 2004 and 2005, we continued to increase bookings as a result of our focus on direct sales, the “Stay Comfortable” advertising campaign and the “We Promise or We Pay” branded website booking initiative. The “We Promise or We Pay” initiative is designed to encourage guests to book on our branded website, www.redlion.com. Through this initiative, we guarantee to our guests that our branded websites will provide the lowest rate available compared to non-opaque ADS channels. We also launched a marketing campaign designed specifically to increase awareness of our Net4Guests and room amenity upgrade programs known as “Stay Comfortable.” Net4Guests provides all hotel guests in our owned and leased hotels access to free high-speed wireless internet. In addition, GuestAward loyalty program members can use our hotels as a “hot spot” at anytime.
Guest Loyalty Program
      Our “GuestAwards” guest loyalty program provides our customer base with the flexibility to earn air miles with each qualifying hotel stay or points for every eligible dollar charged to the guest room. GuestAward points are redeemable for complimentary hotel stays, air miles or travel, car rental, merchandise, entertainment and other incentives including stays at our partner hotels. We continue to actively pursue cooperative redemption arrangements with marketing partners to expand the appeal and flexibility of our loyalty plan. In 2005, we added Outrigger Hotels and Resorts in Hawaii as a redemption partner to add value to our amenity program.

E-Commerce
      We maintain a state of the art hotel reservation system that allows us to manage single image inventory through our distribution channels and execute rate management strategies through channels of distribution including voice, global distribution systems and internet sites. In addition, we provide effective and efficient guest service including online hotel reservations, GuestAwards enrollment and ticketing of TicketsWest events, through our websites, www.redlion.com and www.ticketswest.com.
      We are continuing to see positive results from our strategy of managing the ADS channels to drive incremental revenue and increase brand exposure. At the same time, revenue growth on our branded websites has continued to grow. In 2004, we redeveloped our branded websites with a focus on ease of use and comprehensiveness of content. Both conversion and unique visitor traffic have increased. To help drive traffic to the new web sites, we joined a leading meta-search referral site, Sidestep, and are in the process of implementing another. We also implemented a state-of-the-art customer relationship management database and special electronic offers capability, bringing new levels of service to our system-wide hotels.
Training and Service
      As a continuation of our commitment to guest service and the development of our associates, we expanded our service training programs in 2005. These initiatives included establishing training programs for sales, revenue management, and catering. We also developed “The Red Lion Way,” a new service standard and training designed to provide Red Lion employees more tools to create a positive and memorable guest experience. Through this increased level of personal service, we believe we differentiate our company from our competitors.
Marketing
      Our marketing strategy provides quality and value to the hotels in our system. Through consistent national and regional messaging in high visibility markets, we reach the majority of our target segments. In addition, we offer intelligence tools such as rate management strategies, competitive set benchmarking and market demand reports to the hotels.
Corporate Purchasing
      As a benefit to our franchisees and to maximize the purchasing power of our system of hotels for key products utilized at the hotels, we offer corporate purchasing services to all of the hotels in our system.
Environmental Assessments
      In connection with our acquisition of a hotel, a Phase I environmental assessment is conducted by a qualified independent environmental engineer. A Phase I environmental assessment involves researching historical usages of a property, databases containing registered underground storage tanks and other matters, including an on-site inspection, to determine whether an environmental issue exists with respect to the property which needs to be addressed. If the results of a Phase I environmental assessment reveal potential issues, a Phase II environmental assessment, which may include soil testing, ground water monitoring or borings to locate underground storage tanks, will be ordered for further evaluation if we determine that further investigation is warranted. It is possible that Phase I and Phase II environmental assessments will not reveal all environmental liabilities or compliance concerns or that there will be material environmental liabilities or compliance concerns of which we will not be aware. Phase I environmental assessments have been performed on all properties owned by us and we expect that all of our future hotel acquisitions will be subject to a Phase I environmental assessment and, if we determine it is warranted, a Phase II environmental assessment.
Competition
      The lodging industry is comprised of numerous national, regional and local hotel companies. We compete against these companies in the midscale and upscale full service hotel segments of the industry. Competition for occupancy is focused on three, approximately equal, major segments of traveler: the business traveler, which is a significant occupancy driver for our hotel system; the convention and group business traveler, which utilizes room nights, meeting space and food and beverage operations; and the leisure traveler. Marketing efforts throughout the year are geared towards these three major segments.
      We also compete with other hotel operators and management companies for hotels to add to our system. Our competitors include management companies as well as large hotel chains that own and operate their own hotels and franchise their brands.
Trademarks
      We have registered the following trademarks with the U.S. Patent and Trademark Office: Red Lion, WestCoast, GuestAwards, Net4Guests, Stay Comfortable, TicketsWest, and G&B. We have also registered some of these trademarks in Canada and Mexico, and are in the process of obtaining trademark registrations in Asia and Europe. We also own various derivatives of these trademarks, each of which is registered with, or has a registration application pending with, the U.S. Patent and Trademark Office. Our trademarks and the associated name recognition are valuable to our business.
Employees
      As of December 31, 2005, we employed approximately 3,526 persons on either a full-time or a part-time basis, with 3,105 of such persons in hotel operations and the remainder in our administrative office and our entertainment and real estate divisions. Approximately 210 persons working in hotel operations were covered by various collective bargaining agreements providing, generally, for basic pay rates, working hours, other conditions of employment and organized settlement of labor disputes. We believe our employee relations are satisfactory.
Seasonality and Impact of External Influences
      Our business is subject to seasonal fluctuations. Significant portions of our revenues and profits are realized from May through October. Our results for any quarter may not be indicative of the results that may be achieved for the full fiscal year. In addition, results are affected by national and regional economic conditions, including the magnitude and duration of economic slowdowns and rebounds in the United States, actual and threatened terrorist attacks and international conflicts and their impact on travel, and weather conditions.
Non-core Asset Sales
      We continue to focus on our hotel operations and, as a result, may from time to time seek to opportunistically divest our interests in non-core assets. On November 23, 2004, our Board of Directors approved a plan for the sale of 11 hotels, a commercial office building and other real estate owned by us. The activities of these hotels and the commercial office building are considered discontinued operations under generally accepted accounting principles. The net impact of the operations of these business units is segregated and separately disclosed on our consolidated statement of operations, comparative for all periods presented when they existed. Likewise, the assets and liabilities of the business are segregated and separately stated on our consolidated balance sheet for all periods presented when they existed.

      In 2005, we completed the sale of seven of those hotels and our commercial building, with gross proceeds of $52.8 million. At December 31, 2005, the remaining properties held for sale were comprised of the following:

Hotels (included as discontinued operations)
     WestCoast Ridpath Hotel, Spokane, Washington (342 available rooms)
     WestCoast Outlaw Hotel, Kalispell, Montana (218 available rooms)
     Red Lion Hotel Hillsboro, Hillsboro, Oregon (123 available rooms)
     Red Lion Hotel on the Falls, Idaho Falls, Idaho (138 available rooms)

Other Real Estate (included as other assets held for sale)
     Undeveloped property, Kennewick, Washington
     Undeveloped property, Pasco, Washington
      In 2006, we completed the sale of the Red Lion Hotel Hillsboro and a portion of the WestCoast Ridpath Hotel in transactions with gross aggregate proceeds to us of approximately $5.3 million. Net proceeds from these sales have been and will be used to finance the renovation program discussed elsewhere in this prospectus. We continue to actively pursue disposition of the other hotel properties.
      The remaining other real estate is considered held for sale under generally accepted accounting principles, but does not meet the definition of a discontinued operation. These assets held for sale are separately disclosed on our consolidated balance sheet as of December 31, 2005 and 2004 incorporated by reference in this prospectus.
OUR PROPERTIES
      The following table sets forth a complete listing of all our hotel properties as of December 31, 2005:

		Total	Meeting
		Available	Space
Property	Location	Rooms	(sq. ft.)

Red Lion Owned Hotels
Red Lion Hotel Eureka	Eureka, California	175	4,890
Red Lion Hotel Redding	Redding, California	192	6,800
Red Lion Hotel on the Falls(1)	Idaho Falls, Idaho	138	8,800
Red Lion Hotel Pocatello	Pocatello, Idaho	150	13,000
Red Lion Templin’s Hotel on the River	Post Falls, Idaho	163	11,000
Red Lion Hotel Canyon Springs	Twin Falls, Idaho	112	5,085
Red Lion Colonial Hotel	Helena, Montana	149	15,500
Red Lion Hotel Hillsboro(1)	Hillsboro, Oregon	123	3,200
Red Lion Hotel Salt Lake Downtown	Salt Lake City, Utah	392	12,000
Red Lion Hotel Columbia Center	Kennewick, Washington	161	9,700
Red Lion Hotel Olympia	Olympia, Washington	191	16,500
Red Lion Hotel Pasco	Pasco, Washington	279	17,240
Red Lion Hotel Port Angeles	Port Angeles, Washington	186	3,010
Red Lion Hotel Richland Hanford House	Richland, Washington	149	9,247
Red Lion Bellevue Inn	Bellevue, Washington	181	5,700
Red Lion Hotel on Fifth Avenue	Seattle, Washington	297	13,800
Red Lion Hotel Seattle Airport	Seattle, Washington	143	4,500
Red Lion Hotel at the Park	Spokane, Washington	400	30,000
Red Lion Hotel Yakima Center	Yakima, Washington	153	11,000

		Total	Meeting
		Available	Space
Property	Location	Rooms	(sq. ft.)

Other Owned Hotels
WestCoast Kalispell Center(2)	Kalispell, Montana	132	10,500
WestCoast Outlaw Hotel(1)	Kalispell, Montana	218	14,000
WestCoast Ridpath Hotel(1)	Spokane, Washington	342	16,000

Owned Hotels (22 properties)		4,426	241,472

Red Lion Leased Hotels
Red Lion Hotel Sacramento	Sacramento, California	376	19,644
Red Lion Hotel Boise Downtowner	Boise, Idaho	182	8,600
Red Lion Inn Missoula	Missoula, Montana	76	640
Red Lion Inn Astoria	Astoria, Oregon	124	5,118
Red Lion Inn Bend North	Bend, Oregon	75	2,000
Red Lion Hotel Coos Bay	Coos Bay, Oregon	143	5,000
Red Lion Hotel Eugene	Eugene, Oregon	137	5,600
Red Lion Hotel Medford	Medford, Oregon	185	9,552
Red Lion Hotel Pendleton	Pendleton, Oregon	170	9,769
Red Lion Hotel Kelso/ Longview	Kelso, Washington	161	8,670
Red Lion River Inn	Spokane, Washington	245	2,800
Red Lion Hotel Vancouver (at the Quay)	Vancouver, Washington	160	14,785
Red Lion Hotel Wenatchee	Wenatchee, Washington	149	7,678

Leased Hotels (13 properties)		2,183	99,856

Other Managed Hotels
WestCoast Cape Fox Lodge(3)	Ketchikan, Alaska	72	1,800
The Grove	Boise, Idaho	254	36,000

Managed Hotels (2 properties)		326	37,800

Red Lion Franchised Hotels
Red Lion Inn & Suites Victoria	Victoria, BC Canada	85	450
Red Lion Hotel Bakersfield	Bakersfield, California	165	6,139
Red Lion Hotel Modesto	Modesto, California	186	6,600
Red Lion Hanalei Hotel San Diego	San Diego, California	416	16,000
Red Lion Hotel Denver Central	Denver, Colorado	297	15,206
Red Lion Hotel Denver Downtown	Denver, Colorado	170	1,240
Red Lion Hotel Lewiston	Lewiston, Idaho	183	12,259
Red Lion Hotel Butte	Butte, Montana	131	4,250
Red Lion Hotel & Casino Elko	Elko, Nevada	222	3,000
Red Lion Hotel & Casino Winnemucca	Winnemucca, Nevada	105	1,271
Red Lion Hotel Lawton	Lawton, Oklahoma	171	3,100
Red Lion Inn & Suites McMinnville	McMinnville, Oregon	67	1,312
Red Lion Inn Portland Airport	Portland, Oregon	68	650
Red Lion Hotel Portland Convention Center	Portland, Oregon	174	6,000
Red Lion Hotel Salem	Salem, Oregon	150	10,000
Red Lion Hotel Austin	Austin, Texas	300	12,000
Red Lion Hotel on the River — Jantzen Beach	Portland, Oregon	318	35,000

		Total	Meeting
		Available	Space
Property	Location	Rooms	(sq. ft.)

Red Lion Hotel Tacoma	Tacoma, Washington	119	750
Red Lion Hotel Seattle South	Seattle, Washington	117	3,990
Red Lion Inn at Salmon Creek	Vancouver, Washington	89	1,100
Selkirk Lodge at Schweitzer Mountain — a Red Lion Hotel	Sandpoint, Idaho	82	8,784
White Pine Lodge at Schweitzer Mountain — a Red Lion Hotel	Sandpoint, Idaho	50	4,000
Red Lion Inn Aberdeen(4)	Aberdeen, Washington	66	—
Red Lion ParkCenter Suites(4)	Boise, Idaho	236	2,200
Red Lion Inn Kalispell(4)	Kalispell, Montana	63	300
Red Lion Klamath Falls(4)	Klamath Falls, Oregon	108	1,200
Other Franchised Hotels
Valley River Inn — a WestCoast Hotel(3)	Eugene, Oregon	257	15,000

Franchised Hotels (27 properties)		4,395	171,801

Total — All Hotels (64 properties)		11,330	550,929

Hotel Summary
Red Lion Hotels (58 properties)		10,055	457,629
Other Hotels (6 properties)		1,275	93,300

Total — All Hotels (64 properties)		11,330	550,929

(1)	At December 31, 2005 these hotels were included as part of the discontinued operations.

(2)	This hotel is being expanded by 36 rooms, is under renovation, and will be reflagged as a Red Lion in 2006.

(3)	Subsequent to year end, these hotels transitioned from their identified classification to a reservation services agreement and will not be counted as system-wide hotels beginning in January 2006.

(4)	These hotels were previously part of the discontinued operations and upon sale entered into temporary transitional franchise agreements ending in 2006.

DIRECTORS AND EXECUTIVE OFFICERS
      Set forth below is information regarding our directors and executive officers as of the date of this prospectus.

Name	Age	Position

Donald K. Barbieri	60	Chairman of the Board
Richard L. Barbieri	64	Director
Arthur M. Coffey	50	President and Chief Executive Officer, Director
Ryland P. “Skip” Davis	65	Director
Jon E. Eliassen	59	Director
Peter F. Stanton	49	Director
Ronald R. Taylor	58	Director
Anupam Narayan	52	Executive Vice President, Chief Investment Officer and Chief Financial Officer
John M. Taffin	43	Executive Vice President, Hotel Operations
Thomas L. McKeirnan	37	Senior Vice President, General Counsel and Secretary
      Donald K. Barbieri. Mr. Barbieri has been a director since 1978 and Chairman of the Board since 1996. He served as President and Chief Executive Officer from 1978 until April 2003. Mr. Barbieri joined us in 1969 and was responsible for our development activities in the hotel, entertainment and real estate areas. Mr. Barbieri is a past Trustee of Gonzaga University, Chairman of the Board for the Spokane Regional Chamber of Commerce, served as President of the Spokane Chapter of the Building Owners and Managers Association, served as President of the Spokane Regional Convention and Visitors Bureau, and served as Chairman of the Spokane United Way Campaign. Mr. Barbieri chaired the State of Washington’s Quality of Life Task Force. He has served as board Chairman for the Inland Northwest’s largest hospital system, Sacred Heart Medical Center and was founding president of the Physician Hospital Community Organization. He has served three governors on the Washington Economic Development Board and currently chairs the Spokane County Democratic Election Committee after being a candidate for the Fifth District US Congressional Seat from the State of Washington. Mr. Barbieri is the brother of director Richard L. Barbieri.
      Richard L. Barbieri. Mr. Barbieri has been a director since 1978. From 1994 until he retired in December 2003, he served as our full-time General Counsel, first as Vice President, then Senior Vice President and Executive Vice President. He currently serves as Chairman of the Board of Puget Sound Neighborhood Health Centers and as a member of the Board of the Pike Market Foundation, both non-profit organizations. From 1978 to 1995, Mr. Barbieri served as legal counsel and Secretary, during which time he was first engaged in the private practice of law at Edwards and Barbieri, a Seattle law firm, and then at Riddell Williams P.S., a Seattle law firm. Mr. Barbieri has also served as chairman of various committees of the Washington State Bar Association and the King County (Washington) Bar Association, and as a member of the governing board of the King County bar association. He also served as Vice Chairman of the Citizens’ Advisory Committee to the Major League Baseball Stadium Public Facilities District in Seattle in 1996 and 1997. Mr. Barbieri is the brother of Donald K. Barbieri.
      Arthur M. Coffey. Mr. Coffey has been a director since 1990 and has served as our President and Chief Executive Officer since April 2003. Mr. Coffey has over 30 years experience in the hospitality industry and has been with Red Lion Hotels Corporation since 1981. He has held a variety of management positions with us, including Executive Vice President, Chief Financial Officer, and Chief Operating Officer. Mr. Coffey played a key role in our initial public offering and listing on the NYSE in 1998. He possesses a unique combination of expertise in development, operations and financial disciplines and during his tenure we have grown from ownership of three hotels into a multi-division hospitality company that owns, manages and franchises more than 60 hotels. He previously served as trustee of the Spokane Area Chamber of Commerce, director of the Washington State Hotel Association, and President of the Spokane Hotel Association. Mr. Coffey continues to remain active in the business association community and is currently a director at the Association of Washington Business. He also serves on the board for the Inland Northwest Council, Boy Scouts of America.
      Ryland P. “Skip” Davis. Mr. Davis has been a director since May 2005. He has served as Chief Executive Officer of Providence Health Care since 1998 and Chief Executive Officer of Sacred Heart Medical Center in Spokane since 1996. From 1993 to 1996, Mr. Davis was Senior Vice President for the Hunter Group, a hospital management firm specializing in healthcare consulting and management nationally. From 1988 to 1993, he was Chairman and Chief Executive Officer of Synergos Neurological Centers, Inc., in Santa Ana and Sacramento, California. From 1987 to 1988, he was President of Diversified Health Group, Inc., of Sacramento. From 1982 to 1987, he worked for American Health Group International as President and Chief Executive Officer of Amerimed in Burbank, California, and as Executive Vice President of Operations. From 1981 to 1982, he worked for Hospital Affiliates International, as Group Vice President in Sacramento, and as Chief Executive Officer of Winona Memorial Hospital in Indianapolis, Indiana. From 1972 to 1975, he was Associate Administrator of San Jose Hospital and Health Care Center in San Jose, California and from 1968 to 1971, Assistant Administrator of Alta Bates Hospital in Berkeley, California. He has been involved in numerous private business ventures related to healthcare. Mr. Davis is a Fellow of the American College of Health Care Executives and has published articles in “Modern Healthcare,” “Health Week,” and other business publications regarding healthcare issues and perspectives. Mr. Davis is currently on the Board and is Chair of the Spokane Area Chamber of Commerce, on the Boy Scouts of America Inland Northwest Council Board, and a member of the Washington State University Advisory Council.
      Jon E. Eliassen. Mr. Eliassen has been a director since September 2003. Mr. Eliassen is currently President and Chief Executive Officer of the Spokane Area Economic Development Council. Mr. Eliassen retired in 2003 from his position as Senior Vice President and Chief Financial Officer of Avista Corp., a publicly-traded diversified utility. Mr. Eliassen spent 33 years at Avista, including the last 16 years as its Chief Financial Officer. While at Avista, Mr. Eliassen was an active participant in the development of a number of successful subsidiary company operations, including technology related startups Itron, Avista Labs and Avista Advantage. Mr. Eliassen serves on the Board of Directors of Itron Corporation, IT Lifeline, Inc, and is the principal of Terrapin Capital Group, LLC. Mr. Eliassen’s corporate accomplishments are complemented by his extensive service to the community in roles which have included director and President of the Spokane Symphony Endowment Fund, director of The Heart Institute of Spokane, Washington State University Research Foundation, Washington Technology Center, Spokane Intercollegiate Research and Technology Institute and past director of numerous other organizations and energy industry associations.
      Peter F. Stanton. Mr. Stanton has been a director since April 1998. Mr. Stanton has served as the Chief Executive Officer of Washington Trust Bank since 1993 and its Chairman since 1997. Mr. Stanton previously served as President of Washington Trust Bank from 1990 to 2000. Mr. Stanton is also Chief Executive Officer, President and a director of W.T.B. Financial Corporation (a bank holding company). In addition to serving on numerous state and local civic boards, Mr. Stanton was President of the Washington Bankers Association from 1995 to 1996 and served as Washington state chairman of the American Bankers Association in 1997 and 1998. He currently serves as a National Trustee for the Boy’s and Girl’s Club Of America.
      Ronald R. Taylor. Mr. Taylor has been a director since April 1998. Mr. Taylor is President of Tamarack Bay, LLC, a private consulting firm and is currently a director of two other public companies, Watson Pharmaceuticals, Inc. (a pharmaceutical manufacturer) and ResMed, Inc. (a manufacturer of equipment relating to the management of sleep-disordered breathing). Mr. Taylor is also Chairman of the Board of three privately held companies. From 1998 to 2002, Mr. Taylor was a general partner of Enterprise Partners, a venture capital firm. From 1996 to 1998, Mr. Taylor worked as an independent business consultant. From 1987 to 1996, Mr. Taylor was Chairman, President and Chief Executive Officer of Pyxis Corporation (a health care service provider), which he founded in 1987. Prior to founding Pyxis, he was an executive with both Allergan Pharmaceuticals and Hybritech, Inc.
      Anupam Narayan. Mr. Narayan is our Executive Vice President and Chief Investment Officer and Chief Financial Officer. He has been with us since November 2004. Mr. Narayan has nearly 25 years of experience in the hospitality industry. From 1998 to March 2004, he served in various capacities as an executive officer of Best Western International Inc., including his most recent position as Senior Vice President, Global Brand Management and Chief Financial Officer and a three-month period as Acting President and Chief Executive Officer during 2002. From 1985 to 1998, Mr. Narayan was employed by Doubletree Corporation and Red Lion Hotels, Inc., serving as Senior Vice President and Treasurer, respectively, immediately prior to his move to Best Western.
      John M. Taffin. Mr. Taffin has been our Executive Vice President, Hotel Operations since September 2003. He originally joined us in 1995 and held the position of Regional Manager from November 1995 to July 1997 and Vice President Hotel Operations from August 1997 to September 2002. From August 2002 to August 2003 he was managing partner of Yogo Inn of Lewistown, Inc., a Montana based hotel company. Mr. Taffin started his hospitality industry career with Red Lion Hotels in 1982. During the period from 1982 to 1986 he held mid-management positions with Red Lion Hotels in Idaho, Washington and Oregon. In 1986 he was promoted to General Manager and during the following nine years managed Red Lion Hotels in Idaho, Washington, Oregon and California. He has served as the President of the Washington State Hotel and Lodging Association and as a board member of the Spokane Public Facilities District, the Spokane Lodging Tax Advisory Committee and the Washington State Tourism Advisory Committee.
      Thomas L. McKeirnan. Mr. McKeirnan has been our Senior Vice President, General Counsel and Secretary since February 2005. Prior to that time he served as Vice President, General Counsel and Secretary from January 2004 through February 2005 and Vice President, Assistant General Counsel from July 2003 to January 2004. Prior to joining us, Mr. McKeirnan was a partner at the Spokane, Washington law firm of Paine Hamblen Cofflin Brooke & Miller LLP from January 2002 until July 2003 and an associate attorney at the same firm from 1999 to 2001. Mr. McKeirnan was also an associate attorney with the Seattle, Washington law firm of Riddell Williams P.S. from 1995 until 1999. Mr. McKeirnan’s private legal practice focused on corporate, transactional, real estate and securities law, with an emphasis on the hospitality industry. While in private practice, Mr. McKeirnan represented us as outside counsel on various strategic and transactional matters and also represented WestCoast Hotels, Inc. prior to our acquisition of that company.
Corporate Governance Profile
      We believe that we have organized many aspects of our corporate structure and governance to align our interests with those of our shareholders. For example:

•	our board of directors consists of seven directors, six of whom are non-employee directors, and four of whom are “independent directors” with independence being determined in accordance with the listing standards established by the NYSE, and our board of directors makes an affirmative determination of the independence of each of our directors on an annual basis;

•	our Chairman of the Board is a non-employee director;

•	our non-employee directors generally hold executive sessions without management following each regularly scheduled meeting of the Board;

•	we have adopted a Code of Business Conduct and Ethics, which addresses, among other things, corporate opportunity and conflicts of interest issues relevant to our directors, executive officers and employees;

•	we do not have a shareholder rights plan; and

•	we have adopted corporate governance guidelines that, among other things, specify director responsibilities and qualifications and require our board to conduct an annual self-evaluation.
Related-Party Transactions
      We conducted various business transactions during 2005, 2004 and 2003 with entities in which certain of our directors and/or shareholders held ownership interests. The transactions were limited to the following: our performing certain management and administrative functions for the entities; our receipt of commissions for real estate sales for the entities; our leasing of office space to the entities; and purchases by us from the entities of products for use in our hotels and restaurants. The total aggregate value of these transactions in 2005, 2004 and 2003 was $282 thousand, $398 thousand, and $330 thousand, respectively.
      During 2005, 2004 and 2003, we held certain cash and investment accounts at Washington Trust Bank and had certain notes payable to this bank. The chairman and chief executive officer of Washington Trust Bank is a director of our company. At December 31, 2005 and 2004, we held cash and investment accounts at this bank totaling approximately $0.5 million and $3.9 million, respectively, and we had notes payable to this bank totaling approximately $7.9 million and $4.5 million, respectively. Our net interest expense paid to this bank was $172 thousand, $205 thousand, and $312 thousand during 2005, 2004 and 2003, respectively. Additionally, we manage this bank’s corporate office building under the terms of a management agreement. Management fees from this agreement during 2005, 2004 and 2003 were $127 thousand, $124 thousand, and $121 thousand, respectively.
      With respect to any material transaction (or series of related transactions) between our Company and a related party, it is our policy that such transaction be approved by a majority of our non-conflicted directors upon such directors’ determination that the terms of the transaction are no less favorable to our Company than those that could be obtained from an unrelated third party.

PRINCIPAL SHAREHOLDERS
      The following table sets forth the beneficial ownership of our common stock as of March 31, 2006, by (i) each shareholder known by us to be the beneficial owner of more than 5% of our outstanding common stock, (ii) each director, (iii) each named executive officer and (iv) all directors and executive officers as a group.

	Number of	Percentage of
Beneficial Owner	Shares Owned(1)	Common Stock(1)

Donald K. Barbieri(2)(3)	1,856,516	13.9%
Heather H. Barbieri(2)(4)	1,794,813	13.5%
WM Advisors, Inc.(5)	1,392,945	10.4%
Wellington Management Company, LLP(6)	1,223,300	9.2%
Wells Fargo & Company(7)	1,135,800	8.5%
Dimensional Fund Advisors Inc.(8)	946,800	7.1%
Barington Companies Equity Partners, L.P.(9)	865,700	6.5%
DKB and HHB Unity Trust(10)	759,366	5.7%
David M. Bell(11)	566,816	4.2%
Richard L. Barbieri	414,730	3.1%
Arthur M. Coffey(12)	85,162	*
Ronald R. Taylor(13)	34,126	*
Peter F. Stanton(14)	19,126	*
John M. Taffin(15)	13,726	*
Jon E. Eliassen	11,000	*
Thomas L. McKeirnan(16)	8,870	*
Anupam Narayan	7,414	*
Ryland P. “Skip” Davis	2,999	*
All directors and executive officers as a group (10 persons) (17)	2,453,669	18.4%

*	Represents less than 1% of the outstanding common stock.

(1)	For purposes of this table, a person is deemed to have “beneficial ownership” of shares of common stock if such person has the right to acquire beneficial ownership of such shares within 60 days. For purposes of computing the percentage of outstanding shares held by each person named above, any security that such person has the right to acquire within 60 days after March 31, 2006 is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2)	The shares shown for this beneficial owner include 759,366 shares held by the DKB & HHB Unity Trust (see footnote 10), as required by the rules of the SEC.

(3)	Mr. Barbieri’s address is 201 W. North River Dr., Suite 360, Spokane, Washington 99201. Includes 22,418.50 shares that may be issued to Donald K. Barbieri if he elects to have a like number of OP Units that he holds redeemed by the Partnership.

(4)	Ms. Barbieri’s address is 201 W. North River Dr., Suite 100, Spokane, Washington 99201. Includes 2,500 shares subject to options exercisable within 60 days of March 31, 2006. Also includes 558,700 shares held by the Heather M. Barbieri Family LLC of which Ms. Barbieri is a beneficiary but disclaims beneficial ownership except to the extent of her beneficial interest therein. Also includes 22,418.50 shares that may be issued to Ms. Barbieri if she elects to have a like number of OP Units that she holds redeemed by the Partnership.

(5)	The address for this beneficial owner is 1201 Third Avenue, 22nd Floor, Seattle, Washington 98101. The shares shown for this beneficial owner are based solely on the Schedule 13G filed by this beneficial owner on February 28, 2006.

(6)	The address for this beneficial owner is 75 State Street, Boston, Massachusetts 02109. The shares shown for this beneficial owner are based solely on the Schedule 13G filed by this beneficial owner on February 16, 2006.

(7)	The address for this beneficial owner is 420 Montgomery Street, San Francisco, California 94104. The shares shown for this beneficial owner are based solely on the Schedule 13G filed by this beneficial owner on February 17, 2006.

(8)	The address for this beneficial owner is 1299 Ocean Ave., 11th Floor, Santa Monica, California 90401. The shares shown for this beneficial owner are based solely on the Schedule 13G filed by this beneficial owner on February 6, 2006.

(9)	The address for this beneficial owner is 888 Seventh Avenue, 17th Floor, New York, NY 10019. The shares shown for this beneficial owner are based solely on the Schedule 13D filed by this beneficial owner on July 18, 2005.

(10)	The address for this beneficial owner is 201 W. North River Dr., Suite 360, Spokane, Washington 99201. This beneficial owner is an irrevocable trust of which Donald K. Barbieri and Heather H. Barbieri are co-trustees. The shares held by this trust are also included in the number of shares shown for Mr. Barbieri and Ms. Barbieri. Mr. Barbieri and Ms. Barbieri disclaim beneficial ownership of the trust’s shares. Beneficial ownership of these shares is required to be duplicated in each of Don Barbieri’s and Heather Barbieri’s respective share counts.

(11)	On March 29, 2006, David M. Bell, Executive Vice President, Development, announced his intention to retire from our company on or before February 28, 2007. Since that announcement, Mr. Bell has not served as an executive officer of our company. The shares shown for Mr. Bell include 40,706 shares subject to options exercisable within 60 days of March 31, 2006.

(12)	Includes 53,812 shares subject to options exercisable within 60 days of March 31, 2006.

(13)	Includes 10,600 shares subject to options exercisable within 60 days of March 31, 2006.

(14)	Includes 10,600 shares subject to options exercisable within 60 days of March 31, 2006.

(15)	Includes 7,030 shares subject to options exercisable within 60 days of March 31, 2006.

(16)	Includes 2,612 shares subject to options exercisable within 60 days of March 31, 2006.

(17)	Includes 84,654 shares subject to options exercisable within 60 days of March 31, 2006. Also includes 22,418.50 shares that may be issued to a member of this group if he elects to have a like number of OP Units that he holds redeemed by the Partnership.
DESCRIPTION OF CAPITAL STOCK
      This summary does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our restated articles of incorporation, and all applicable provisions of Washington law.
General
      We are authorized to issue fifty million shares of common stock, par value $.01 per share and five million shares of preferred stock, par value of $.01 per share. As of the close of business on March 31, 2006, there were 13,299,022 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.
Common Stock
      Each holder of common stock is entitled to one vote for each share held on all matters to be voted upon by the shareholders and there are no cumulative voting rights. Holders of common stock are entitled to receive ratably the dividends, if any, that are declared from time to time by the board of directors out of funds legally available for that purpose. In the event of a liquidation, dissolution or winding up of the company, the holders of common stock are entitled to share in our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Holders of common stock have no preemptive or subscription rights to subscribe for additional shares of our capital stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.
Preferred Stock
      The board of directors has the authority, without action by the shareholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. No shares of preferred stock are outstanding, and we have no present plans to issue any shares of preferred stock.
Transfer Agent and Registrar
      The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company.
Listing
      Our shares of common stock are quoted on the New York Stock Exchange under the symbol “RLH”.
SELLING SHAREHOLDERS
      The following table presents information regarding the selling shareholders and the number of shares they will sell pursuant to this prospectus.

	Beneficial Ownership			Beneficial Ownership
	Prior to the Offering			After the Offering
			Number of Shares
Name	Shares	Percentage	Offered Hereby	Shares	Percentage

Richard L. Barbieri(1)	414,730	3.1%	200,000	214,730	1.2%
Mark E. Barbieri(2)	400,000	3.0%	200,000	200,000	1.1%
Barbieri Exempt Marital Trust(3)	377,488	2.8%	100,000	277,488	1.5%

(1)	Richard L. Barbieri is a director of our company.

(2)	Mark E. Barbieri is the brother of Richard L. Barbieri and Donald K. Barbieri. Mark Barbieri is not an officer, director or employee of our company.

(3)	The sole trustee and beneficiary of the Barbieri Exempt Marital Trust is Kathryn K. Barbieri. Kathryn Barbieri is the mother of Richard L. Barbieri, Donald K. Barbieri and Mark E. Barbieri. Kathryn Barbieri is not an officer, director or employee of our company.

UNDERWRITING
      JMP Securities LLC is acting as representative of the underwriters of this offering. Subject to the terms and conditions in an underwriting agreement entered into in connection with the sale of the shares of our common stock described in this prospectus and dated the date of this prospectus, the underwriters named below have severally agreed to purchase the number of shares of our common stock set forth opposite their respective names.

Number of Shares
Underwriter	of Common Stock

JMP Securities LLC
Total
      Our common stock is listed on the NYSE under the symbol “RLH”.
      The underwriting agreement provides that the obligations of the underwriters to purchase and accept delivery of the shares of our common stock included in this offering are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to purchase and accept delivery of all of the shares of our common stock included in this offering (other than those covered by the over-allotment option described below) if they purchase any such shares. Unless the underwriters exercise their over-allotment option, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.
      The underwriters propose to initially offer the shares of our common stock included in this offering directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at the public offering price less a concession not to exceed $           per share. The underwriters may allow, and these dealers may reallow, a concession not to exceed $           per share on sales to other dealers. After the initial offering of the shares of our common stock included in this offering to the public, the underwriters may change the offering price, these concessions and certain other selling terms from time to time. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.
      The following table shows the underwriting discounts and commissions that we and the selling shareholders are to pay to the underwriters in connection with this offering. For us, these amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Paid by Us

	No Exercise	Full Exercise	Paid by Selling Shareholders

Per share	$	$	$
Total	$	$	$
      We estimate that our portion of the total expenses of this offering will be $.
      We have granted to the underwriters an option, exercisable for 30 days from the date of the underwriting agreement, to purchase up to an aggregate of 825,000 additional shares of our common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.
      We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any such liabilities.

      We have agreed that, without the prior written consent of JMP Securities LLC, we will not, during the period ending 90 days after the date of this prospectus:

•	sell, offer, contract to sell, sell any option or contract to purchase (including, without limitation, any short sale), purchase any option or contract to sell, pledge, transfer, grant any option, right or warrant for the sale of, establish or increase an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act, liquidate or decrease a call equivalent position within the meaning of Rule 16a-1(b) under the Exchange Act, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock or enter into any transactions that would have the same effect;

•	file or cause to be filed or participate in the filing of any registration statement under the Securities Act relating to any shares of our common stock not included in this offering;

•	engage in any hedging or other transaction which is designed to or reasonably expected to lead to or result in a disposition of our securities prohibited during the 90-day lock-up period, even if such securities would be disposed of by someone other than the holder of such securities; or

•	publicly disclose the intention to take any of the above actions, whether any transaction described above is to be settled by delivery of our common stock or other securities, in cash or otherwise.
      The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale to the underwriters of the shares of our common stock included in this offering;

•	the issuance by us of shares of our common stock or embedded options under our employee stock purchase plan, provided that any option so issued may not be exercised during the 90-day lock-up period;

•	grants of stock options pursuant to the terms of a benefit plan in effect on the date of this prospectus, provided that any option so issued may not be exercised during the 90-day lock-up period; or

•	the filing of a registration statement on Form S-3 relating to the offer and sale of 143,498 shares of our common stock issued to former partners of the Partnership which we are obligated to file by April 30, 2006.
      Our directors and executive officers and the selling shareholders have agreed that, without the prior written consent of JMP Securities LLC, they will not, during the period ending 90 days after the date of this prospectus:

•	sell, offer, contract to sell, sell any option or contract to purchase (including, without limitation, any short sale), purchase any option or contract to sell, pledge, transfer, grant any option, right or warrant for the sale of, establish or increase an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act, liquidate or decrease a call equivalent position within the meaning of Rule 16a-1(b) under the Exchange Act, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock or enter into any transactions that would have the same effect;

•	file or cause to be filed or participate in the filing of any registration statement under the Securities Act relating to any shares of our common stock not included in this offering;

•	engage in any hedging or other transaction which is designed to or reasonably expected to lead to or result in a disposition of our securities prohibited during the 90-day lock-up period, even if such securities would be disposed of by someone other than the holder of such securities; or

•	publicly disclose the intention to take any of the above actions, whether any transaction described above is to be settled by delivery of our common stock or other securities, in cash or otherwise.

      The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale to the underwriters of the shares of our common stock included in this offering;

•	sales under any written trading plans dated prior to March 15, 2006 which are in compliance with Rule 10b5-1 of the Exchange Act;

•	any election by a limited partner of the Partnership to exercise his or her right under that certain Amended and Restated Agreement of Limited Partnership of Red Lion Hotels Limited Partnership dated November 1, 1997, as amended prior to March 15, 2006 (the Agreement of Limited Partnership), to put his or her outstanding OP Units, in which event (a) the Partnership must redeem such units for cash or (b) we must acquire such units for cash or in exchange for an equal number of shares of our common stock pursuant to the terms of the Agreement of Limited Partnership; provided, however, the restrictions in the immediately preceding paragraph shall apply to any shares of our common stock received in exchange for OP Units pursuant to the Agreement of Limited Partnership; or

•	the filing of a registration statement on Form S-3 relating to the offer and sale of 143,498 shares of our common stock issued to former partners of the Partnership which we are obligated to file by April 30, 2006.
      In connection with this offering the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. The representative, on behalf of the underwriters, may purchase and sell shares of our common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, creating a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market after the distribution. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, or purchase, shares in the open market while the offering is in progress.
      The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when JMP Securities LLC repurchases shares originally sold by such syndicate member in order to cover syndicate short positions or make stabilizing purchases.
      Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NYSE or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.
      A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

LEGAL MATTERS
      The validity of the common stock offered hereby will be passed upon for us by Riddell Williams P.S. Certain legal matters will be passed upon for the underwriters by O’Melveny & Myers LLP, San Francisco, California.
EXPERTS
      The consolidated financial statements incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their reports incorporated herein by reference, and are incorporated herein in reliance upon such report given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can find our SEC filings, including the registration statement, over the Internet at the SEC’s web site at www.sec.gov. You may read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the public reference room. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Our SEC filings are also available free of charge through our website at www.redlion.com.
      This prospectus is part of a registration statement that we filed with the SEC (Registration No.          ).
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
      The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to information in another document we have filed with the SEC. This information that we incorporate by reference is considered part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.
      We are incorporating by reference the following documents filed by us with the SEC:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005;

•	Our Current Report on Form 8-K filed with the SEC on February 8, 2006;

•	Our Current Report on Form 8-K filed with the SEC on February 22, 2006;

•	Our Current Report on Form 8-K filed with the SEC on March 1, 2006; and

•	The description of our common stock contained in our Registration Statement on Form S – 1/ A filed with the SEC on March 10, 1998, including any amendment or reports filed for the purpose of updating that description.
      We are also incorporating by reference any additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act before termination of this offering.

      We will provide without charge to each person, including any beneficial owner of our common stock, to whom this prospectus is delivered, upon written or oral request, a copy of any and all of the documents that have been incorporated by reference in the prospectus but not delivered with this prospectus (without exhibits, unless the exhibits are specifically incorporated by reference but not delivered with this prospectus). Requests should be directed to:
Thomas L. McKeirnan
Senior Vice President, General Counsel and Secretary
Red Lion Hotels Corporation
201 W. North River Drive, Suite 100
Spokane, WA 99201
509-459-6100

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution
      The expenses of this offering in connection with this registration statement are estimated as follows:

SEC registration fee		$8,425.85
NASD filing fee	$	*
NYSE listing fee		$24,000.00
Printing expenses	$	*
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Transfer agent and registrar fees and expenses	$	*
Miscellaneous fees and expenses	$	*

Total	$	*

*	To be furnished by amendment.

Item 15.	Indemnification of Directors and Officers
      The Amended and Restated By-Laws (“By-Laws”) and Amended and Restated Articles of Incorporation (the “Articles”) of Red Lion Hotels Corporation (the “Company”) provide that the Company shall, to the full extent permitted by the Washington Business Corporation Act (the “WBCA”), as amended from time to time, indemnify all directors and officers of the Company. In addition, the Articles contain a provision eliminating the personal liability of directors to the Company or its shareholders for monetary damage arising out of a breach of fiduciary duty. Chapter 23B.08.510 and .570 of the WBCA authorizes a corporation to indemnify its directors, officers, employees, or agents in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including provisions permitting advances for reasonable expenses incurred) arising under the Securities Act.
      Pursuant to Chapter 23B.08.580 of the WBCA, the Board of Directors (the “Board”) may authorize, by a vote of a majority of a quorum of the Board, the Company to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him against such liability under Chapter 23B.08.510 or 23B.08.520 of the WBCA. The Board has authorized the Company to purchase and maintain appropriate policies of insurance on behalf of the Company’s directors and officers against liabilities asserted against any such person arising out of his or her status as such. The Board may authorize the Company to enter into a contract with any person who is or was a director, officer, partner, trustee, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another partnership, joint venture, trust, employee benefit plan or other enterprise providing for indemnification rights equivalent to or, if the Board so determines, greater than those provided for in the By-Laws. The Board has authorized the Company to enter into contracts providing for indemnification with any person who is or was a director or officer of the Company.
      The Company has entered into employment agreements with certain members of management containing provisions entitling the executive to indemnification for losses incurred in the course of service to the Company or its subsidiaries, under certain circumstances.

Item 16.	Exhibits.

Exhibit
Number		Description

1	.1*	Underwriting Agreement
3	.1(1)	Amended and Restated Articles of Incorporation
3	.2(2)	Amended and Restated By-Laws
4	.1(3)	Specimen Common Stock Certificate
4	.2(4)	Certificate of Trust of Red Lion Hotels Capital Trust
4	.3(4)	Declaration of Trust of Red Lion Hotels Capital Trust
4	.4(5)	Amended and Restated Declaration of Trust of Red Lion Hotels Capital Trust
4	.5(5)	Indenture for 9.5% Junior Subordinated Debentures Due February 24, 2044
4	.6(5)	Form of Certificate for 9.5% Trust Preferred Securities (Liquidation Amount of $25 per Trust Preferred Security) of Red Lion Hotels Capital Trust (included in Exhibit 4.4 as Exhibit A-1)
4	.7(5)	Form of 9.5% Junior Subordinated Debenture Due February 24, 2044 (included in Exhibit 4.5 as Exhibit A)
4	.8(5)	Trust Preferred Securities Guarantee Agreement dated February 24, 2004
4	.9(5)	Trust Common Securities Guarantee Agreement dated February 24, 2004
5	*	Opinion of Riddell Williams P.S.
10	.1(6)	Employment Agreement dated March 1, 1998 between the registrant and David M. Bell
10	.2(3)	Employee Stock Purchase Plan
10	.3(7)	1998 Stock Incentive Plan
10	.4(3)	Form of Restricted Stock Award Agreement
10	.5(6)	Form of Nonqualified Stock Option Agreement
10	.6(8)	Form of Notice of Grant of Stock Options and Option Agreement
10	.7(9)	Executive Employment Agreement dated April 13, 2003 between the registrant and Arthur M. Coffey
10	.8(10)	Executive Employment Agreement dated May 21, 2003 between the registrant and Thomas McKeirnan
10	.9(11)	Executive Employment Agreement dated November 22, 2004 between the registrant and Anupam Narayan
10	.10(12)	Executive Officers Variable Pay Plan
10	.11(13)	Summary Sheet for Director Compensation and Executive Cash Compensation and Performance Criteria Under Executive Officers Variable Pay Plan
10	.12(14)	Amended and Restated Agreement of Limited Partnership of Red Lion Hotels Limited Partnership dated November 1, 1997
10	.13(4)	First Amendment dated January 1, 1998 to Amended and Restated Agreement of Limited Partnership of Red Lion Hotels Limited Partnership dated November 1, 1997
10	.14(4)	Second Amendment dated April 20, 1998 to Amended and Restated Agreement of Limited Partnership of Red Lion Hotels Limited Partnership dated November 1, 1997
10	.15(4)	Third Amendment dated April 28, 1998 to Amended and Restated Agreement of Limited Partnership of Red Lion Hotels Limited Partnership dated November 1, 1997
10	.16(4)	Fourth Amendment dated May 14, 1999 to Amended and Restated Agreement of Limited Partnership of Red Lion Hotels Limited Partnership dated November 1, 1997
10	.17(4)	Fifth Amendment dated January 1, 2000 to Amended and Restated Agreement of Limited Partnership of Red Lion Hotels Limited Partnership dated November 1, 1997
10	.18(4)	Sixth Amendment dated June 30, 2000 to Amended and Restated Agreement of Limited Partnership of Red Lion Hotels Limited Partnership dated November 1, 1997

Exhibit
Number		Description

10	.19(4)	Seventh Amendment dated January 1, 2001 to Amended and Restated Agreement of Limited Partnership of Red Lion Hotels Limited Partnership dated November 1, 1997
10	.20(15)	Eighth Amendment dated September 20, 2005 to Agreement of Limited Partnership of Red Lion Hotels Limited Partnership
10	.21(15)	Ninth Amendment dated February 2, 2006 to Agreement of Limited Partnership of Red Lion Hotels Limited Partnership
10	.22(16)	Tenth Amendment dated February 15, 2006 to Agreement of Limited Partnership of Red Lion Hotels Limited Partnership
10	.23(15)	Registration Rights Agreement dated February 2, 2006 between the registrant and Dunson Ridpath Hotel Associates Limited Partnership
10	.24(17)	Purchase and Sale Agreement dated December 17, 1999 with respect to WC Coast Holdings, Inc.
10	.25(17)	Membership Interest Purchase Agreement dated December 17, 1999 with respect to October Hotel Investors, LLC
10	.26(17)	First Amendment dated December 30, 1999 to Membership Interest Purchase Agreement with respect to October Hotel Investors, LLC
10	.27(4)	Fixed Rate Note effective as of June 14, 2001, in the original principal amount of $36,050,000 issued by WHC809, LLC, a Delaware limited liability company indirectly controlled by WestCoast, to Morgan Guaranty Trust Company of New York
10	.28(18)	Deed Of Trust and Security Agreement effective as of June 14, 2001, with WHC809, LLC, as grantor, and Morgan Guaranty Trust Company of New York, as beneficiary
10	.29(19)	Promissory Note dated effective as of June 27, 2003, in the original principal amount of $5,100,000 issued by WHC807, LLC, a Delaware limited liability company indirectly controlled by Red Lion Hotels Corporation (“WHC807”), to Column Financial, Inc. (“Column”) (the “WHC807 Promissory Note”). Nine other Delaware limited liability companies indirectly controlled by the registrant (the “Other LLCs”) simultaneously issued nine separate Promissory Notes to Column in an aggregate original principal amount of $50,100,000 and otherwise on terms and conditions substantially similar to those of the WHC807 Promissory Note (these Promissory Notes and their respective issuers and principal amounts are identified in Exhibit D to the Deed of Trust, Assignment of Leases and Rents, Security Agreement and Fixture Filing filed as Exhibit 10.30).
10	.30(19)	Deed of Trust, Assignment of Leases and Rents, Security Agreement and Fixture Filing dated effective as of June 27, 2003, with WHC807 as grantor and Column as beneficiary (the “WHC807 Deed of Trust”). Each of the Other LLCs simultaneously executed a separate Deed of Trust, Assignment of Leases and Rents, Security Agreement and Fixture Filing as grantor with Column as beneficiary and otherwise on terms and conditions substantially similar to those of the WHC807 Deed of Trust (these nine other documents and their respective grantors and the respective parcels of real property encumbered thereby are identified in Exhibit E to the WHC807 Deed of Trust).
10	.31(19)	Indemnity and Guaranty Agreement dated effective as of June 27, 2003, between Red Lion Hotels Corporation and Column with respect to the WHC807 Promissory Note and the WHC807 Deed of Trust. The registrant and Column have entered into nine separate Indemnity and Guaranty Agreements on substantially similar terms and conditions with respect to the Other LLCs’ Promissory Notes and Deeds of Trust, Assignments of Leases and Rents, Security Agreements and Fixture Filings referred to in Exhibits 10.29 and 10.30, respectively.
10	.32(20)	First Amended and Restated Credit Agreement dated February 1, 2005 between the registrant and Wells Fargo Bank, N.A.
10	.33(13)	Second Amended and Restated Credit Agreement dated February 1, 2006 between the registrant and Wells Fargo Bank, N.A.
21	(13)	List of Subsidiaries of the registrant
23.1		Consent of BDO Seidman, LLP
23	.2*	Consent of Riddell Williams P.S.

*	To be filed by amendment

(1)	Previously filed with the SEC as an exhibit to the registrant’s Form 8-K on September 20, 2005.

(2)	Previously filed with the SEC as an exhibit to the registrant’s Form 10-K on March 31, 2003.

(3)	Previously filed with the SEC as an exhibit to the registrant’s Form S-1 on January 20, 1998.

(4)	Previously filed with the SEC as an exhibit to the registrant’s Form S-1 on November 4, 2003.

(5)	Previously filed with the SEC as an exhibit to the registrant’s Form 8-K on March 19, 2004.

(6)	Previously filed with the SEC as an exhibit to the registrant’s Form S-1/A on March 10, 1998.

(7)	Previously filed with the SEC as an exhibit to the registrant’s Form 10-Q on May 15, 2001.

(8)	Previously filed with the SEC as an exhibit to the registrant’s Form 8-K on November 15, 2005.

(9)	Previously filed with the SEC as an exhibit to the registrant’s Form 10-Q on August 14, 2003.

(10)	Previously filed with the SEC as an exhibit to the registrant’s Form S-1/A on February 6, 2004.

(11)	Previously filed with the SEC as an exhibit to the registrant’s Form 8-K on November 22, 2004.

(12)	Previously filed with the SEC as an exhibit to the registrant’s Form 8-K on March 23, 2005.

(13)	Previously filed with the SEC as Exhibit 10.11 to the registrant’s Form 10-K on April 3, 2006.

(14)	Previously filed with the SEC as an exhibit to the registrant’s Form S-1/A on February 27, 1998.

(15)	Previously filed with the SEC as an exhibit to the registrant’s Form 8-K on February 8, 2006.

(16)	Previously filed with the SEC as an exhibit to the registrant’s Form 8-K on February 22, 2006.

(17)	Previously filed with the SEC as an exhibit to the registrant’s Form 8-K on January 19, 2000.

(18)	Previously filed with the SEC as an exhibit to the registrant’s Form 10-Q on August 14, 2001.

(19)	Previously filed with the SEC as an exhibit to the registrant’s Form 10-Q on August 14, 2003.

(20)	Previously filed with the SEC as an exhibit to the registrant’s Form 8-K on February 15, 2005.

Item 17.	Undertakings
      The undersigned registrant hereby undertakes:

(1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(3) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(4) To file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act (the “Act”) in accordance with the rules and regulations prescribed by the Securities and Exchange Commission under Section 305(b)(2) of the Act.

(5) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Spokane, State of Washington, on April 13, 2006.

RED LION HOTELS CORPORATION

By:	/s/ Arthur M. Coffey

Arthur M. Coffey, President and Chief Executive Officer
POWERS OF ATTORNEY
      Each person whose signature appears below hereby constitutes and appoints Arthur M. Coffey and Anupam Narayan, and each of them severally, such person’s true and lawful attorneys-in-fact and agents, with full power to act without the other and with full power of substitution and resubstitution, to execute in the name and on behalf of such person, individually and in each capacity stated below, any and all amendments and post-effective amendments to this registration statement, any and all supplements hereto, and any and all other instruments necessary or incidental in connection herewith, and to file the same with the Securities and Exchange Commission.
      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Arthur M. Coffey Arthur M. Coffey	President, Chief Executive Officer and Director (Principal Executive Officer)	April 13, 2006

/s/ Anupam Narayan Anupam Narayan	Executive Vice President, Chief Investment Officer and Chief Financial Officer (Principal Financial Officer)	April 13, 2006

/s/ Anthony F. Dombrowik Anthony F. Dombrowik	Senior Vice President, Corporate Controller (Principal Accounting Officer)	April 13, 2006

/s/ Donald K. Barbieri Donald K. Barbieri	Chairman of the Board of Directors	April 13, 2006

/s/ Richard L. Barbieri Richard L. Barbieri	Director	April 13, 2006

/s/ Ryland P. Davis Ryland P. Davis	Director	April 13, 2006

/s/ Jon E. Eliassen Jon E. Eliassen	Director	April 13, 2006

Signature	Title	Date

/s/ Peter F. Stanton Peter F. Stanton	Director	April 13, 2006

/s/ Ronald R. Taylor Ronald R. Taylor	Director	April 13, 2006